FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 March 2010

HANG SENG BANK LIMITED
2009 RESULTS - HIGHLIGHTS

•	Operating profit down 2.9 per cent to HK$13,324 million (HK$13,725 million in 2008).

•	Operating profit excluding loan impairment charges and other credit risk provisions down 14.3 per cent to HK$14,136 million (HK$16,501 million in 2008).

•	Profit before tax down 2.5 per cent to HK$15,477 million (HK$15,878 million in 2008).

•	Attributable profit down 6.2 per cent to HK$13,221 million (HK$14,099 million in 2008).

•	Return on average shareholders’ funds of 24.6 per cent (26.0 per cent in 2008).

•	Assets up 8.4 per cent to HK$826.0 billion (HK$762.2 billion at 31 December 2008).

•	Earnings per share down 6.1 per cent to HK$6.92 per share (HK$7.37 per share in 2008).

•	Fourth interim dividend of HK$1.90 per share; total dividends of HK$5.20 per share for 2009 (HK$6.30 per share in 2008).

•	Capital adequacy ratio of 15.8 per cent (12.5 per cent at 31 December 2008); core capital ratio of 12.8 per cent (9.5 per cent at 31 December 2008).

•	Cost efficiency ratio of 32.1 per cent (29.2 per cent in 2008).

Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China has been referred to as ‘Hong Kong’.

Contents

The financial information in this news release is based on the audited consolidated financial statements of Hang Seng Bank Limited (‘the bank’) and its subsidiaries and associates (‘the group’) for the year ended 31 December 2009.

Highlights of 2009 Results
Contents
Chairman’s Comment
Chief Executive’s Review
Results Summary
Customer Group Performance
Mainland Business
Consolidated Income Statement
Consolidated Statement of Comprehensive Income
Consolidated Statement of Financial Position
Consolidated Statement of Changes in Equity
Consolidated Cash Flow Statement
Financial Review
Net interest income
Net fee income
Trading income
Net loss from financial instruments designated at fair value
Other operating income
Analysis of income from wealth management business
Loan impairment charges and other credit risk provisions
Operating expenses
Gains less losses from financial investments and fixed assets
Tax expense
Earnings per share
Dividends per share
Segmental analysis
Analysis of assets and liabilities by remaining maturity
Cash and balances with banks and other financial institutions
Placings with and advances to banks and other financial institutions
Trading assets
Financial assets designated at fair value
Advances to customers
Loan impairment allowances against advances to customers
Impaired advances and allowances
Overdue advances
Rescheduled advances
Segmental analysis of advances to customers by geographical area
Gross advances to customers by industry sector
Financial investments
Amounts due from/to immediate holding company and fellow subsidiary companies
Investments in associates
Intangible assets
Other assets
Current, savings and other deposit accounts
Certificates of deposit and other debt securities in issue
Trading liabilities
Other liabilities
Subordinated liabilities

Shareholders’ funds
Capital resources management
Liquidity ratio
Reconciliation of cash flow statement
Contingent liabilities, commitments and derivatives
Statutory accounts and accounting policies
Comparative figures
Property revaluation
Foreign currency positions
Ultimate holding company
Register of shareholders
Proposed timetable for 2010 quarterly dividends
Code on corporate governance practices
Board of Directors
News release

Comment by Raymond Ch’ien, Chairman

The effects of the global financial crisis continued to dominate operating conditions in 2009.

In the unstable economic environment, we remained focused on our long-term growth objectives, taking steps to support both personal and commercial customers while better aligning our business for future expansion.

We helped promote economic recovery through active involvement in Hong Kong Government-led lending schemes for small and medium-sized enterprises and by facilitating trade with a wide range of cross-border renminbi services.

Capitalising on our strong wealth management capabilities, we developed investment and insurance solutions that provided greater financial peace of mind in uncertain markets.

We leveraged our trusted brand and time-to-market advantage to maintain momentum in core areas of business, serve the diverse needs and interests of investors, and lay the groundwork for future development in new markets.

Our efforts have earned us the continuing loyalty of existing customers and are helping us build bridges to new ones, which will prove important business drivers as the economy returns to a firmer footing.

We remain committed to enhancing shareholder value through careful risk management and cost control while investing in our operations to promote sustainable growth over the long term.

Financial Performance

Operating profit excluding loan impairment charges and other credit risk provisions was down 14.3 per cent at HK$14,136 million. Operating profit declined by 2.9 per cent to HK$13,324 million, with good credit risk management and improving economic conditions in the second half leading to a significant drop in loan impairment charges and other credit risk provisions.

Profit before tax fell by 2.5 per cent to HK$15,477 million.

Profit attributable to shareholders was down 6.2 per cent at HK$13,221 million. Earnings per share were HK$6.92 – a drop of 6.1 per cent compared with a year earlier.

Lower staff-related expenses and further emphasis on cost containment resulted in a 1.8 per cent reduction in operating expenses to HK$6,676 million. However, net operating income before loan impairment charges and other credit risk provisions was down 10.7 per cent at HK$20,812 million, due mainly to the adverse impact of low interest rates on deposit spreads and mortgage portfolio pricing. With the reduction in operating expenses outpaced by the drop in income, our cost efficiency ratio rose to 32.1 per cent.

Return on average shareholders’ funds was 24.6 per cent, compared with 26.0 per cent in 2008. Return on average total assets was down 0.2 percentage points at 1.7 per cent.

On 31 December 2009, our capital adequacy and core capital ratios were 15.8 per cent and 12.8 per cent respectively, as calculated using the ‘advanced internal ratings-based approach’ under Basel II, compared with 12.5 per cent and 9.5 per cent respectively as calculated using the ‘foundation internal ratings-based approach’ under Basel II at the end of 2008.

After careful consideration of our capital needs for future business opportunities, particularly in mainland China, as well as additional capital requirements under potential changes in the regulatory environment, the Directors have declared a fourth interim dividend of HK$1.90 per share, payable on 31 March 2010. This brings the total distribution for 2009 to HK$5.20 per share.

Outlook

Following the implementation of unprecedented monetary and fiscal stimulus programmes by many of the world’s leading economies, we are starting to see tentative signs of broad-based recovery.

Hong Kong’s key economic indicators have begun to improve, with the domestic sector taking the lead. Exports registered a year-on-year increase in November 2009 after 12 consecutive months of contraction. However, the pace of expansion in many major economies will be modest at best in 2010 with external demand remaining subdued. A sustained upturn in external sector activity will be crucial in getting Hong Kong’s outward-facing economy back on a solid growth track.

Supported by the Central Government’s RMB4 trillion package of economic stimulus initiatives, domestic demand has driven continued growth on the Mainland – albeit at a more moderate pace than pre-crisis levels. The relatively loose monetary and fiscal policies in place during 2009 have led to surging asset prices and concerns about overheating. But with economic recovery still in its infancy, the government will likely continue to fine-tune current policies rather than make dramatic changes that may undermine growth.

Against this backdrop, we are cautiously optimistic for 2010. The global recovery will bring new and renewed business opportunities. At the same time, challenges remain. The low interest rates that are likely to persist until at least the second half of this year and keen competition in the financial sector will continue to put pressure on margins.

We will use our competitive strengths – including our widely respected brand, customer service excellence and efficient business model – to deepen customer relationships, reinforce our strong market position and take advantage of new avenues of business growth.

Review by Margaret Leung, Vice-Chairman and Chief Executive

The economic environment in 2009 created both challenges and opportunities for Hang Seng.

Despite difficult operating conditions, our long-term goals continued to guide our strategy. We made good use of our competitive strengths to serve the different financial needs of our customers, maintain momentum in core areas of business and strengthen our platform for future growth.

Competitive pressures grew during the year as banks sought to capture business flows in recovering market segments. New rules on the physical segregation of investment and banking services in Hong Kong necessitated the reorganisation of wealth management services during the second half of the year. Assisted by our strong brand, we emphasised service excellence in differentiating ourselves from our peers.

With continued financial market uncertainty in the first half of the year, we provided enhanced insurance protection offerings and defensive investment opportunities. As the outlook of investors improved during the second half, we capitalised on our time-to-market advantage to launch products in line with changing trends and to tap new areas of business with good growth potential.

Leveraging our strong balance sheet and good credit risk management capabilities, we assisted customers through the prudent expansion of our lending portfolios. Deposits also increased but low interest rates put significant downward pressure on spreads.

Our early actions to tackle the challenges created by the global financial crisis as well as the improving economic conditions resulted in better performances by our core revenue drivers in the second half of 2009 compared with the first half.

We also worked to provide greater choice over when and where customers manage their finances, particularly by enhancing our online and mobile phone platforms. The number of Personal e-Banking and Business e-Banking customers grew by 12.8 per cent and 19.0 per cent respectively.

In mainland China, our subsidiary bank, Hang Seng Bank (China) Limited, extended its service reach by adding outlets and building new business alliances. Close collaboration between colleagues on the Mainland and in Hong Kong led to new wealth management products and the strengthening of cross-border capabilities – supporting good growth in the mainland customer base.

Customer Groups

Personal Financial Services recorded an 11.9 per cent decline in operating profit excluding loan impairment charges to HK$7,457 million and a 13.7 per cent fall in profit before tax to HK$7,258 million.

Operating profit excluding loan impairment charges and profit before tax for the second half of 2009 were up 8.4 per cent and 9.3 per cent respectively compared with the first half.

Although customer deposits and advances to individuals both increased, interest margins on deposits and the mortgage portfolio fell, resulting in a 5.8 per cent reduction in Personal Financial Services’ net interest income to HK$8,195 million.

Despite subdued investment sentiment, we kept wealth management income broadly steady at HK$4,672 million – down 2.4 per cent compared with 2008. Revenue from wealth management in the second half of 2009 increased by 14.7 per cent compared with the first half.

With continuing economic uncertainty in the first half of the year, we emphasised financial security, shifting our sales focus to personal insurance protection and lower-risk investment products.

As market conditions began to stabilise, we used our new Securities Select Customer Trading Centre and attractive IPO investment services to capitalise on renewed interest in securities trading, increasing our market share and the number of securities accounts. We launched new Hang Seng-branded funds with China themes that were well received by customers. These actions helped drive a 36.8 per cent rise in investment income in the second half of the year compared with the first half, with increases across all major revenue streams.

In August, we became the first Hong Kong financial institution to achieve a dual listing of exchange-traded funds (ETFs) in Taiwan, increasing our profile and opening up a new avenue of future business.

Overall, investment income dropped by 23.2 per cent for 2009. The 15.2 per cent growth in revenue from stockbroking and related services was outweighed by declines in income from investment funds and structured investment products, which fell by 49.1 per cent and 57.1 per cent respectively. Private Banking service fee income dropped by 38.9 per cent, reflecting the reduced level of investment activity.

New and enhanced insurance products offered protection strategies for a diverse range of life stages. Total policies in-force increased by 10.1 per cent and annualised premiums rose by 14.7 per cent to HK$13.7 billion.

Life insurance income rose by 46.8 per cent, due mainly to our proactive management of the life insurance funds investment portfolio - which resulted in a HK$17 million investment gain for 2009 compared with a HK$1,063 million loss in 2008 - as well as the increase in net interest income arising from the growth in the portfolio and asset re-allocation.

Effective promotional campaigns drove good all-round growth in our credit card business. The card base increased by 6.5 per cent to 1.85 million cards in use and we increased our market share. Card receivables and spending rose by 7.6 per cent and 9.1 per cent respectively.

A wide range of mortgage loan offers and our convenient e-Mortgage channel helped us retain a strong position in the highly competitive residential mortgage sector.

Commercial Banking’s profit before tax was up 6.8 per cent at HK$2,637 million. Operating profit excluding loan impairment charges fell by 15.5 per cent, due mainly to the 16.6 per cent drop in net interest income. Operating profit increased by 14.0 per cent, with effective management of credit risk and improvements in the economic environment supporting a 67.4 per cent reduction in loan impairment charges.

Operating profit excluding loan impairment charges and profit before tax for the second half of 2009 rose by 9.1 per cent and 44.2 per cent respectively compared with the first half.

We continued to assist small and medium-sized enterprises in Hong Kong through our participation in government-guaranteed lending schemes, under which we have now approved over 5,000 applications with loans totalling more than HK$14.2 billion. Advances to customers rose by 12.1 per cent. Along with improved loan spreads, this supported a 15.4 per cent increase in net interest income from lending.

The establishment of a dedicated deposit service team drove a 26.0 per cent increase in deposits, but this only partly offset the effects of narrowing deposit spreads, with net interest income from deposits down by 47.7 per cent.

Income from our strengthened portfolio of corporate life insurance products rose by 103.1 per cent, sustaining corporate wealth management revenue – which fell by just 1.8 per cent despite the less favourable environment for investment business.

Good business synergy between commercial banking teams in Hong Kong and on the Mainland, the launch of renminbi trade settlement services and new business relationships with strategic mainland partners have enhanced our ability to capture an increasing share of  cross-border business flows.

Corporate Banking achieved a 20.1 per cent increase in operating profit excluding loan impairment charges to HK$979 million.

A significant improvement in loan impairment charges saw operating profit grow by 46.7 per cent to HK$901 million. Profit before tax was HK$915 million – an increase of 41.9 per cent.

Total operating income grew by 15.4 per cent, supported mainly by the 17.2 per cent growth in net interest income.

Advances to customers declined by 5.6 per cent, reflecting weaker investment appetite and stronger financial discipline by corporate customers during the international financial crisis. We capitalised on our balance sheet strength and good understanding of local markets to assist corporate customers with new and renewed facilities while adjusting pricing in line with the credit environment, resulting in a 41.5 per cent rise in net interest income from customer advances.

The low interest rate environment drove a marked customer preference for greater liquidity, with the increase in current account and savings account deposits more than offset by the drop in time deposits. Net interest income from deposits fell by 36.4 per cent.

Treasury’s operating profit excluding credit risk provisions declined by 3.9 per cent to HK$2,918 million.

We continued with our prudent risk management strategy, enhancing the portfolio mix through investment in high-quality debt securities and selectively disposing of negotiable instruments as market conditions changed.

Low interest rates kept the cost of funds down but also limited yields on new deployments of funds and balance sheet management investments. Net interest income fell by 19.4 per cent.

Net trading income grew by 64.4 per cent to HK$1,054 million, due mainly to a net increase in funding swap income.

We enhanced the infrastructure for customer-driven business, strengthening Treasury’s product development capabilities and sales synergy with other customer groups. With weak investor demand for equity and interest rate-linked products, we successfully maintained business momentum by enhancing the features of our foreign exchange-linked investment offerings.

Treasury’s profit before tax increased by 48.9 per cent, due mainly to the non-recurrence of the HK$1,375 million credit risk provisions booked in 2008.

Mainland Business

Including a cross-location sub-branch that opened in Guangdong province under CEPA VI in January 2010, Hang Seng China now has 37 outlets across 12 cities.

Hang Seng China’s profit before tax achieved steady growth, underpinned by an increase in total operating income as well as reductions in both operating expenses and loan impairment charges.

Total operating income grew by 3.9 per cent, supported by a 1.3 per cent rise in net interest income.

We contained costs through effective deployment of resources to record a 0.9 per cent reduction in operating expenses despite expanding our network during the year.

Our attractive range of products and enhancements to service delivery across a variety of channels helped drive an 18.3 per cent year-on-year rise in the mainland customer base. Deposits grew by 35.9 per cent compared with a year earlier, supporting further improvement in our balance sheet strength.

Government policies to promote economic recovery increased opportunities for banks to expand lending, creating downward pressure on pricing. We maintained a prudent approach to credit risk control – focusing on the quality rather than the size of our loans portfolio. Advances to customers rose by 5.2 per cent.

Leveraging in part on our wealth management experience in Hong Kong, we offered new investment products aimed at affluent customers, achieving a 25.2 per cent expansion in the number of mainland Prestige Banking accounts.

Our growing range of cross-border services helped drive a 10.9 per cent increase in the number of commercial customers.

We built new alliances with external partners such as China Export and Credit Insurance Corporation and China UnionPay to good business effect.

Collaborative initiatives with strategic partners Industrial Bank and Yantai Bank continued to provide synergy in key areas of business and extend our reach in regions with strong economic growth potential.

Including the share of profits from mainland associates, our mainland business contributed 13.3 per cent to total profit before tax, compared with 11.9 per cent a year earlier.

Moving Ahead

In a year marked by economic uncertainty, Hang Seng remained committed to a forward-looking strategy that focuses on the long term. We have continued to support customers, sustain the momentum of growth drivers and establish new avenues of revenue generation.

Investors are placing greater emphasis on personalised financial services and the timely provision of information. Businesses facing difficult operating conditions are demanding one-stop financial assistance with fast and efficient delivery channels that can give them an edge over their competitors.

Hang Seng’s strengths – including service excellence, time-to-market capabilities and a strong distribution network – will continue to serve us well in meeting these needs, helping us deepen existing customer relationships and acquire new ones.

Our diverse portfolio of investment and insurance products enables us to provide tailored wealth management solutions for a wide range of market conditions and financial needs. Our wealth management business – particularly sales of investment funds – has gained strong momentum during the first two months of 2010 and we will build on this with new products and services.

With deep roots in our communities, our local knowledge allows us to identify emerging trends ahead of the curve to the mutual benefit of our customers and our business. Following on from our ground-breaking dual listing of ETFs in Taiwan last year, we will work to develop additional new revenue streams that support our core business lines.

Commercial Banking’s growing range of cross-border services and corporate wealth management offerings will help us strengthen ties with customers and attract new business. We will further enhance cross-selling and leverage our multi-channel platforms and payment and cash management capabilities in Hong Kong and on the Mainland as part of our new customer acquisition strategy.

Our support of Corporate Banking clients in challenging economic times puts us in a good position to deepen these partnerships as market conditions improve.

We will take advantage of opportunities to expand our renminbi services for commercial and corporate customers in Hong Kong following new measures announced by the Hong Kong Monetary Authority last month that widen the scope of renminbi business.

Treasury will continue to prudently manage its investment portfolio to strike a good balance between risk and return. We will further enhance Treasury’s service infrastructure and product development capabilities to strengthen fee-earning potential.

We will upgrade and expand our service delivery channels to provide customers with greater efficiency and convenience in managing their financial needs.

Hang Seng China will further grow its brand on the Mainland, make good use of its strategic alliances and extend its business reach in high-potential locations – including Guangdong under the favourable policies of CEPA VI.

Supported by Hang Seng’s strong capabilities in Hong Kong, we will expand our mainland wealth management offerings to attract more customers in target segments. We will promote our comprehensive cross-border services to increase the mainland commercial customer base. These initiatives will help drive deposits growth, providing important support for business expansion.

On top of our investments in Industrial Bank and Yantai Bank, we are actively looking for strategic partners in wealth management industries on the Mainland.

We will continue to invest in staff capabilities, technology and initiatives that enhance our reputation as a leading provider of Greater China financial expertise.

The past year has been a challenging one but we are looking ahead – to identify new opportunities and ensure our strategic decisions best serve our long-term goals.

Supported by our trusted brand and solid financial fundamentals, we will reinforce our leadership in traditional lines, build momentum in areas with good potential for further business expansion, and explore new markets and customer segments in order to deliver sustainable growth.

Results summary

Hang Seng Bank Limited (‘the bank’) and its subsidiaries and associates (‘the group’) reported an audited profit attributable to shareholders of HK$13,221 million for 2009, down by 6.2 per cent compared with 2008. Earnings per share were HK$6.92, down HK$0.45 from 2008. Attributable profit to shareholders for the second half of 2009 rose by HK$319 million, or 4.9 per cent, when compared with the first half.

Operating profit excluding loan impairment charges and other credit risk provisions fell by HK$2,365 million, or 14.3 per cent, to HK$14,136 million. Although the economic environment in Hong Kong began to show signs of gradual recovery and market sentiment improved during the second half of the year, operating conditions in 2009 were challenging. The continuing low interest rate environment had a significant adverse impact on net interest income. Non-interest income also fell although there was notable growth in the second half of the year compared with the first half. Operating expenses were contained at a lower level than in 2008.

 Net interest income decreased by HK$2,209 million, or 13.6 per cent. Net interest margin for 2009 was 1.90 per cent – down 46 basis points compared with 2008. Net interest spread dropped by 31 basis points to 1.84 per cent and the contribution from net free funds declined by 15 basis points to 0.06 per cent. Although average interest-earning assets increased by 7.1 per cent, there was a shift towards more liquid assets with a lower yield. Markedly reduced deposit spreads and the reduction in contribution from net free funds in the near-zero interest rate environment outweighed the benefits of improved loan spreads.

Net fees and commissions dropped by HK$648 million, or 13.0 per cent, to HK$4,321 million, as demand for wealth management products was lower than in 2008, reflecting weak investor sentiment. The more buoyant stock market, improving economic conditions and the improvement in investor outlook towards the end of the year helped support the 24.4 per cent growth in net fees and commissions in the second half compared with the first half. Income from sales of retail investment funds and third-party structured investment products fell by 44.3 per cent and 91.8 per cent respectively. There was a reduction in private banking service fee income, reflecting diminished customer appetite for trading and structured products. Fee income from stockbroking and related services rose by 15.2 per cent, driven by the 25.7 per cent increase in turnover, which significantly outperformed the 12.1 per cent drop in Hong Kong market turnover. In the uncertain economic conditions, the group’s comprehensive range of health and wealth insurance solutions offered good personal coverage to customers at all life stages. This drove a significant 93.9 per cent rise in insurance fee income, mainly contributed by strong sales of the HSBC Jade Global Universal Life product. Credit card business continued to gain market share in terms of cards in issue, spending and receivables, and achieved a strong 8.4 per cent growth in fee income.

Trading income improved by HK$468 million, or 32.2 per cent, to HK$1,923 million. Foreign exchange income registered significant growth of HK$408 million, or 29.5 per cent, attributable partly to increased net interest income from funding swaps and the continued strong customer demand for foreign exchange-linked structured products. The rise was also driven by reduced losses on the revaluation of certain US dollar capital funds – maintained in the bank’s mainland subsidiary bank and subject to regulatory controls – against the renminbi.

Income from insurance business (included within ‘net interest income’, ‘net fee income’, ‘net income from financial instruments designated at fair value’, ‘net earned insurance premiums’, ‘movement in present value of in-force insurance business’ within ‘other operating income’, and after deducting ‘net insurance claims incurred and movement in policyholders’ liabilities’) grew by HK$710 million, or 41.8 per cent, to HK$2,407 million. To cater for the increase in customer concerns about health issues, more emphasis was placed on products offering greater protection and medical coverage. Net interest income and fee income from life insurance business grew by 43.7 per cent, attributable mainly to the increase in the size and asset reallocation of the life insurance funds investment portfolio. The investment return on the life insurance funds investment portfolio also improved significantly from a loss of HK$1,065 million in 2008 to a gain of HK$17 million in 2009.

Net operating income before loan impairment charges and other credit risk provisions decreased by HK$2,484 million, or 10.7 per cent, to HK$20,812 million.

Operating expenses dropped by HK$119 million, or 1.8 per cent, to HK$6,676 million, with costs at the bank’s Hong Kong operations and mainland operations falling by 2.0 per cent and 0.3 per cent respectively. The total drop was largely attributable to decreased headcount through natural attrition, reduced performance-related expenses and good cost containment in areas such as marketing expenditure.

Loan impairment charges and other credit risk provisions improved significantly, falling by HK$1,964 million, or 70.7 per cent, to HK$812 million. Individually assessed impairment charges dropped by HK$615 million, or 66.5 per cent, primarily due to lower new and additional impairment charges and a higher net release on the accounts of certain corporate and commercial banking customers. Collectively assessed allowances rose slightly by HK$26 million owing to higher charges on the credit card and personal loans portfolios. There were no impairment losses or provisions against available-for-sale debt securities in 2009, compared with an impairment charge of HK$1,375 million in 2008 when the bank wrote down the carrying value of certain available-for-sale debt securities following the outbreak of the global financial crisis. Compared with the first half of 2009, loan impairment charges and other credit risk provisions fell significantly by HK$430 million, or 69.2 per cent, in the second half as a result of improved economic conditions and the bank’s good credit risk management.

Operating profit was down HK$401 million, or 2.9 per cent, at HK$13,324 million.

Profit before tax dropped by 2.5 per cent to HK$15,477 million after taking the following items into account:

•	HK$140 million increase in net surplus on property revaluation;
•	HK$81 million fall in gains less losses from financial investments and fixed assets; and
•	HK$59 million drop in share of profits from associates, mainly from Industrial Bank.

Consolidated financial position and key ratios

Total assets increased by HK$63.8 billion, or 8.4 per cent, to HK$826.0 billion. In light of the weak global economy and the fact that financial markets were still recovering from the credit crisis, Treasury continued to take a highly prudent approach in managing its balance sheet management investments. Surplus funds arising from trading assets that matured in 2009 were redeployed to interbank placements and appropriate available-for-sale debt securities to attain yield enhancement. As a result, financial investments – primarily high-quality debt securities which included government-guaranteed debt securities – rose by 33.3 per cent. Customer advances recorded encouraging growth of 4.7 per cent. Despite intense market competition, the group was able to sustain a leading position and maintained its growth momentum in residential mortgage lending and other personal lending. Mainland lending grew moderately with Hang Seng China continuing to emphasise lending quality over business expansion. Customer deposits and certificates of deposit and other debt securities in issue rose by HK$59.2 billion, or 9.8 per cent, to HK$663.7 billion, reflecting customers’ lukewarm attitude towards investment and preference for liquidity in the uncertain market conditions. At 31 December 2009, the advances-to-deposits ratio was 51.9 per cent, compared with 54.4 per cent at the end of 2008.

At 31 December 2009, shareholders’ funds (excluding proposed dividends) were HK$54,591 million, an increase of HK$8,701 million, or 19.0 per cent. Retained profits rose by HK$5,201 million, mainly reflecting the growth in 2009 profit after the appropriation of interim dividends and the increase in actuarial gains under the defined benefit scheme. The available-for-sale investments reserve showed a deficit of HK$257 million compared with a deficit of HK$3,823 million in 2008, due mainly to the narrowing of credit spreads as a result of the stabilisation in credit markets.

The return on average total assets was 1.7 per cent (1.9 per cent for 2008). The return on average shareholders’ funds was 24.6 per cent (26.0 per cent for 2008).

At 31 December 2009, the capital adequacy ratio was 15.8 per cent, up from 12.5 per cent at the end of 2008. The core capital ratio was 12.8 per cent, up from 9.5 per cent. The ratios were calculated in accordance with the internal ratings-based approach under the Banking (Capital) Rules issued by the Hong Kong Monetary Authority for the implementation of Basel II. Effective 1 January 2009, the bank migrated to the ‘advanced internal ratings-based approach’ under the Basel II framework to calculate its capital ratios. The capital adequacy ratio and core capital ratio at 31 December 2008 were calculated using the ‘foundation internal ratings-based approach’. The strengthening of these ratios largely reflects profit growth after accounting for dividends in the year, the improvement in the available-for-sale debt securities reserve due to the narrowing of credit spreads and the change in calculation methodology.

The bank maintained a strong liquidity position. The average liquidity ratio for 2009 was 48.1 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with 46.4 per cent for 2008.

The cost efficiency ratio for 2009 was 32.1 per cent, compared with 29.2 per cent in 2008.

Dividends

The Directors have declared a fourth interim dividend of HK$1.90 per share, which will be payable on 31 March 2010 to shareholders on the register of shareholders as of 16 March 2010. Together with the interim dividends for the first three quarters, the total distribution for 2009 will be HK$5.20 per share.

Customer group performance

Figures in HK$m	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Total reportable segments	Inter- segment elimination	Total

Year ended
31 December 2009

Net interest income	8,195	2,011	1,158	2,162	497	14,023	—	14,023
Net fee income/(expense)	3,000	1,114	145	(35)	97	4,321	—	4,321
Trading income/(loss)	662	245	8	1,054	(46)	1,923	—	1,923
Net (loss)/income from
financial instruments
designated at fair value	(54)	—	—	5	(26)	(75)	—	(75)
Dividend income	2	6	—	—	8	16	—	16
Net earned insurance premiums	11,293	225	1	—	—	11,519	–	11,519
Other operating income	898	29	1	—	632	1,560	(471)	1,089
Total operating income	23,996	3,630	1,313	3,186	1,162	33,287	(471)	32,816
Net insurance claims
incurred and movement
in policyholders’ liabilities	(11,868)	(134)	(2)	—	—	(12,004)	—	(12,004)
Net operating income before
loan impairment charges
and other credit risk
provisions	12,128	3,496	1,311	3,186	1,162	21,283	(471)	20,812
Loan impairment charges
and other credit risk
provisions	(454)	(278)	(78)	(2)	—	(812)	—	(812)
Net operating income	11,674	3,218	1,233	3,184	1,162	20,471	(471)	20,000
Total operating expenses W	(4,671)	(1,507)	(332)	(268)	(369)	(7,147)	471	(6,676)
Operating profit	7,003	1,711	901	2,916	793	13,324	—	13,324
Gains less losses from financial
investments and fixed assets	96	53	14	(152)	175	186	—	186
Net surplus on property
revaluation	—	—	—	—	219	219	—	219
Share of profits from associates	159	873	—	629	87	1,748	—	1,748
Profit before tax	7,258	2,637	915	3,393	1,274	15,477	—	15,477
Share of profit before tax	46.9%	17.0%	5.9%	21.9%	8.3%	100.0%	–	100.0%

Operating profit excluding loan
impairment charges
and other credit risk
provisions	7,457	1,989	979	2,918	793	14,136	—	14,136

WDepreciation/amortisation
included in total operating
expenses	(173)	(31)	(7)	(4)	(335)	(550)	–	(550)

At 31 December 2009

Total assets	234,723	96,490	88,135	377,561	29,059	825,968	—	825,968
Total liabilities	554,357	123,996	37,477	21,503	30,411	767,744	—	767,744
Investments in associates	847	4,284	—	2,707	2,388	10,226	—	10,226
Capital expenditure incurred
during the year	181	34	5	—	92	312	—	312

Figures in HK$m	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Total reportable segments	Inter- segment elimination	Total

Year ended
31 December 2008

Net interest income	8,700	2,411	988	2,682	1,451	16,232	—	16,232
Net fee income/(expense)	3,696	1,066	127	(33)	113	4,969	—	4,969
Trading income/(loss)	743	245	18	641	(192)	1,455	—	1,455
Net (loss)/income from financial instruments designated at fair value	(1,043)	(2)	—	(10)	24	(1,031)	—	(1,031)
Dividend income	25	10	—	—	47	82	—	82
Net earned insurance premiums	12,135	213	3	—	—	12,351	—	12,351
Other operating income	439	54	2	4	671	1,170	(469)	701
Total operating income	24,695	3,997	1,138	3,284	2,114	35,228	(469)	34,759
Net insurance claims incurred and movement in policyholders’ liabilities	(11,349)	(113)	(1)	—	—	(11,463)	—	(11,463)
Net operating income before loan impairment charges and other credit risk provisions	13,346	3,884	1,137	3,284	2,114	23,765	(469)	23,296
Loan impairment charges and other credit risk provisions	(347)	(853)	(201)	(1,375)	—	(2,776)	—	(2,776)
Net operating income	12,999	3,031	936	1,909	2,114	20,989	(469)	20,520
Total operating expenses W	(4,879)	(1,530)	(322)	(247)	(286)	(7,264)	469	(6,795)
Operating profit	8,120	1,501	614	1,662	1,828	13,725	—	13,725
Gains less losses from financial investments and fixed assets	156	85	31	(84)	79	267	—	267
Net surplus on property revaluation	—	—	—	__	79	79	—	79
Share of profits from associates	134	884	—	701	88	1,807	—	1,807
Profit before tax	8,410	2,470	645	2,279	2,074	15,878	—	15,878
Share of profit before tax	52.9%	15.6%	4.1%	14.4%	13.0%	100.0%	—	100.0%

Operating profit excluding loan impairment charges and other credit risk provisions	8,467	2,354	815	3,037	1,828	16,501	—	16,501

WDepreciation/amortisation included in total operating expenses	(140)	(24)	(7)	(3)	(318)	(492)	—	(492)

At 31 December 2008

Total assets	211,092	85,791	93,570	345,920	25,795	762,168	—	762,168
Total liabilities	508,596	96,905	41,981	34,575	28,485	710,542	—	710,542
Investments in associates	501	3,194	—	2,784	2,391	8,870	—	8,870
Capital expenditure incurred during the year	374	52	14	3	223	666	—	666

Personal Financial Services (‘PFS’) reported a profit before tax of HK$7,258 million for 2009, 13.7 per cent lower than in 2008. Operating profit excluding loan impairment charges was down 11.9 per cent at HK$7,457 million. In the second half of 2009, the business experienced a moderate rebound amid steadying economic conditions and improving market sentiment. Profit before tax and operating profit excluding loan impairment charges for the second half of 2009 were up 9.3 per cent and 8.4 per cent respectively compared with the first half.

Despite the excessive liquidity driving down market interest rates, PFS managed to partly offset the effect of compressed deposit spreads and the repricing of the mortgage portfolio by successfully deploying the commercial surplus to achieve growth in the secured and unsecured lending portfolios. Net interest income for the year declined by 5.8 per cent, but increased by 4.1 per cent in the second half compared with the first half.

Total operating income from unsecured lending business recorded year-on-year growth of 16.0 per cent, underpinned by the increase in the number of credit cards in force as well as card spending and receivables. Effective marketing campaigns helped the bank gain market share and the card base grew by 6.5 per cent to 1.85 million cards in use. Card receivables rose by 7.6 per cent compared with a year earlier to HK$13.8 billion, outperforming market peers. Personal lending was up 9.3 per cent, with a total loan balance of HK$3.6 billion.

The bank’s residential mortgage business sustained its market leadership in the active property sector and gained market share despite intense competition. The bank ranked second for the provision of equitable mortgages in Hong Kong throughout 2009 and, at 31 December 2009, its market share in terms of total mortgage loans stood at 15.1 per cent.

PFS’ prudent credit strategy and improvements in unemployment and bankruptcy trends beginning in mid-2009 saw loan impairment charges drop by 34.3 per cent in the second half of the year compared with the first half.

Against the backdrop of new rules governing the physical segregation of banking and investment services, the improving market sentiment in the second half of the year helped support investment business momentum. Securities brokerage business and investment funds business registered a 29.3 per cent and 236.1 per cent increase in turnover in the second half of 2009 compared with the first half of 2009. Although non-interest income fell by 15.4 per cent compared with 2008, growth of 13.5 per cent and 52.7 per cent was achieved in the second half of 2009 compared with the first half of 2009 and the second half of 2008 respectively.

Wealth management income was broadly in line with 2008 at HK$4,672 million, representing a slight drop of 2.4 per cent.

Sales of wealth management products improved as the effects of financial stimulus policies introduced in Hong Kong started to take effect and help stabilise market conditions. In the very low interest rate environment, the bank capitalised on growing investor appetite for lower-risk yield-enhancement opportunities. Turnover of our foreign exchange-linked investment deposits in 2009 exceeded HK$130 billion – more than triple that recorded in 2008.

Income from life insurance business grew by 46.8 per cent. Diversification of the product range with the launch of new plans that offer improved protection propositions proved effective in driving sales. Total policies in-force and total annualised premiums rose by 10.1 per cent and 14.7 per cent respectively.

Personal e-Banking continued to grow steadily with over 980,000 registered customers at 31 December 2009 – a 12.8 per cent increase compared with the end of 2008. Customers continued to support the bank’s environmental protection efforts with a 54.5 per cent increase in the number of accounts switching to the e-statement service during the year to reach more than 330,000. Hang Seng was among the first banks in Hong Kong to launch a mobile phone-based travel insurance application service and introduce touch screen technology in its network of self-service terminals.

Commercial Banking (‘CMB’) reported a 6.8 per cent increase in profit before tax to reach HK$2,637 million in the face of challenging market conditions. CMB’s contribution to the bank’s total profit before tax increased to 17.0 per cent, up 1.4 percentage points from a year earlier. Operating profit excluding loan impairment charges was down 15.5 per cent at HK$1,989 million, due mainly to falling deposit spreads in the low interest rate environment. On the back of improving market conditions and a continuing emphasis on vigilant risk management, loan impairment charges fell significantly by 67.4 per cent.

With upturns in economic activity and the property market during the second half of 2009, customer advances rose by 12.1 per cent. Assisted by the establishment of a dedicated deposit service team and the influx of liquidity into the market, customer deposits recorded notable growth of 26.0 per cent. However, the positive impact of this growth in advances and deposits was more than offset by continuing pressure on deposit margins, resulting in a year-on-year decline of 16.6 per cent in net interest income.

CMB continued to develop its corporate wealth management business, enjoying particular success with corporate life insurance products which offered customers diversified insurance solutions, comprehensive protection, customised benefits and flexible payment options. An Executive Retention Insurance Plan for business owners who want to retain key executives with additional benefits was launched towards the end of the year. Income from corporate life insurance recorded impressive growth of 103.1 per cent. Business momentum was sustained in investment services with more defensive investment instruments and treasury hedging solutions that served customers’ business needs in the prevailing economic conditions. These initiatives helped mitigate the unfavourable impact of the overall fall in investment activity, with corporate wealth management income recording a small decline of 1.8 per cent. Corporate wealth management income contributed 13.2 per cent to CMB’s total operating income in 2009.

In response to the announcement of the pilot Renminbi Trade Settlement Scheme by the Central Government on the Mainland, CMB launched a series of renminbi trade settlement services in July to support the cross-border renminbi trade between Hong Kong companies and designated mainland enterprises in the five pilot cities (Shanghai, Shenzhen, Guangzhou, Dongguan and Zhuhai). This enhanced product suite was further supported by an agreement signed with China Export and Credit Insurance Corporation (SINOSURE) in December, which reinforces CMB’s capability to offer one-stop buyer credit protection and accounts receivable financial solutions. Close collaboration with Hang Seng China and the bank’s strategic partners on the Mainland also put CMB in a stronger position to capture a growing share of cross-border business flows.

With strong roots in its local communities, the bank continued to be an active player in government-backed schemes to support small and medium-sized enterprises facing tough economic times. Since the launch of the SME Loan Guarantee Scheme and Special Loan Guarantee Scheme in late 2008, the bank has approved over 5,000 applications with a total loan amount of more than HK$14.2 billion and with market shares in the SME Loan and Special Loan schemes of 33.3 per cent and 15.2 per cent respectively.

CMB customers continued to switch to online and automated banking channels. In December, CMB enhanced its Business e-Banking proposition with the launch of online investment fund trading services. At 31 December 2009, over 77,000 customers had registered for the bank’s Business e-Banking service, up 19.0 per cent compared with a year earlier. The number of online business transactions grew by 13.3 per cent. Branch counter transactions fell by 14.6 per cent compared with 2008.

Corporate Banking (‘CIB’) capitalised on its in-depth understanding of the market and its customers to support funding needs in a tight credit market, particularly in early 2009. As the economic environment stabilised, more lenders returned to the market, leading to keener competition for loans business. Despite this, CIB managed to maintain good loan asset portfolios – priced in line with conditions in the credit market – both in Hong Kong and on the Mainland, resulting in a 41.5 per cent increase in loan interest income compared with 2008 despite a 5.6 per cent decline in the total loan balance.

Competition for deposits business remained intense throughout the year. In the low interest rate environment, CIB recorded a 40.8 per cent drop in its time deposits balance. However, due to strong customer service relationships and CIB’s customer profile, current and savings account deposits increased. The total deposit balance at end of 2009 was down 9.4 per cent compared with a year earlier. Deposit net interest income declined by 36.4 per cent.

Net operating income before loan impairment charges was HK$1,311 million – a year-on-year increase of 15.3 per cent. With the improved loan assets portfolio, loan impairment charges for both Hong Kong and mainland loan books were lower than in 2008. Net operating income after loan impairment charges was up 31.7 per cent at HK$1,233 million.

Treasury (‘TRY’) reported relatively stable operating income in 2009, recording a drop of 3.0 per cent. The favourable interest rate environment and ample liquidity in the market enabled TRY to maintain the cost of funds at a relatively low level during the year. However, the low interest rates also limited the yields that could be generated from fund deployment and balance sheet management investments. Net interest income was HK$2,162 million, down 19.4 per cent compared to 2008.

Net trading income increased substantially by HK$413 million, or 64.4 per cent, to reach HK$1,054 million, mainly attributable to a HK$462 million net increase in funding swapW income (described below). For income from sales and trading other than from funding swaps, TRY maintained business momentum by strengthening sales of foreign exchange-linked products to offset weak customer appetite for more sophisticated equity-linked and interest rate-linked structured products.

TRY maintained a prudent risk management strategy, with investment focused mainly on high-quality debt securities, particularly government-guaranteed papers and high-quality corporate securities. The credit quality of the balance sheet management portfolio improved significantly during the year, resulting in a HK$1,373 million reduction in credit risk provisions compared with 2008. This underpinned the increase of 66.8 per cent, or HK$1,275 million, in net operating income after credit risk provisions.

TRY captured opportunities in the market during the year to dispose of selected securities to achieve an improved mix of investments in the balance sheet management portfolio. While this action was in line with the bank’s prudent risk management strategy, the accompanying disposal loss of HK$152 million partly offset growth in net operating income. Profit before tax was up 48.9 per cent at HK$3,393 million, representing 21.9 per cent of the bank’s total profit before tax.

W Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involves swapping a currency (‘original currency’) into another currency (‘swap currency’) at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as a foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Mainland business

Hang Seng Bank (China) Limited (‘Hang Seng China’) opened three new outlets on the Mainland in 2009. Including a cross-city sub-branch that opened in Guangdong province under CEPA VI in January 2010, Hang Seng China now operates a network of 37 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou, Ningbo, Tianjin, Kunming, and Foshan. The bank has a branch in Shenzhen for foreign currency wholesale business and a representative office in Xiamen.

Despite the mainland economy displaying good resilience against the effects of the global financial crisis, the economic outlook – particularly in the first half of the year – remained uncertain. Against the backdrop of a large-scale stimulus package implemented in 2009, Hang Seng China recorded notable loan growth in the second half of the year. At 31 December 2009, lending was up 5.2 per cent compared with a year earlier. With the further development of wealth management business and Commercial Banking’s growing service capabilities, Hang Seng China’s customer base recorded solid growth of 18.3 per cent when compared with the end of 2008, including a 25.2 per cent increase in the total number of Prestige Banking customers. These increases helped underpin a 35.9 per cent rise in the deposit base. Total operating income increased by 3.9 per cent, benefiting from the 1.3 per cent growth in net interest income. Reduced exchange losses from the revaluation of US dollar capital funds against the renminbi were partly offset by the reduction in other operating income during the year.

Hang Seng China continued to further enrich and diversify its product offerings to cater for different market conditions and to promote wealth management awareness among target customer segments. Hang Seng China has also signed an agreement with China Export and Credit Insurance Corporation (SINOSURE) that will enhance its cross-border service proposition for commercial customers.

Hang Seng China is striving to improve its network and business development efficiency by increasing its penetration in four key cities: Shanghai, Shenzhen, Guangzhou and Beijing. Resources are also being redeployed to achieve greater management and operational efficiency. Management of credit risk and operational risk continues to be strengthened through proactive risk management practices.

The bank remains firmly committed to developing its mainland business, through both Hang Seng China and long-term relationships with mainland partners. The bank’s strategic alliance with Industrial Bank Co., Ltd. (‘Industrial Bank’) reached its fifth anniversary in April 2009 and continues to yield good results. Including the bank’s share of profit from Industrial Bank and Yantai Bank Co., Ltd. (‘Yantai Bank’), mainland business contributed 13.3 per cent of total profit before tax, compared with 11.9 per cent in 2008.

Consolidated Income Statement

	Year ended 31 December
Figures in HK$m	2009	2008

Interest income	16,390	26,172
Interest expense	(2,367)	(9,940)
Net interest income	14,023	16,232
Fee income	5,190	5,704
Fee expense	(869)	(735)
Net fee income	4,321	4,969
Trading income	1,923	1,455
Net loss from financial instruments
designated at fair value	(75)	(1,031)
Dividend income	16	82
Net earned insurance premiums	11,519	12,351
Other operating income	1,089	701
Total operating income	32,816	34,759
Net insurance claims incurred and
movement in policyholders’ liabilities	(12,004)	(11,463)
Net operating income before loan impairment
charges and other credit risk provisions	20,812	23,296
Loan impairment charges and other credit risk provisions	(812)	(2,776)
Net operating income	20,000	20,520
Employee compensation and benefits	(3,378)	(3,452)
General and administrative expenses	(2,748)	(2,851)
Depreciation of premises, plant and equipment	(466)	(432)
Amortisation of intangible assets	(84)	(60)
Total operating expenses	(6,676)	(6,795)
Operating profit	13,324	13,725
Gains less losses from financial investments and fixed assets	186	267
Net surplus on property revaluation	219	79
Share of profits from associates	1,748	1,807
Profit before tax	15,477	15,878
Tax expense	(2,256)	(1,779)
Profit for the year	13,221	14,099

Profit attributable to shareholders	13,221	14,099

Earnings per share (in HK$)	6.92	7.37

Details of dividends payable to shareholders of the bank attributable to the profit for the year are set out on page 38.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as ‘Net trading income’ and arising from financial instruments designated at fair value through profit and loss as ‘Net income from financial instruments designated at fair value’ (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	2009	2008

Interest income	15,950	25,599
Interest expense	(1,813)	(8,366)
Net interest income	14,137	17,233
Net interest income and expense reported as ‘Net trading income’	(234)	(1,211)
Net interest income and expense reported as ‘Net income from
financial instruments designated at fair value’	120	210

Consolidated Statement of Comprehensive Income

	Year ended 31 December
Figures in HK$m	2009	2008

Profit for the year	13,221	14,099

Other comprehensive income
Premises:
- unrealised surplus on
revaluation of premises	700	171
- deferred taxes	(72)	(24)
Available-for-sale investments reserve:
- fair value changes taken to/(from) equity:
-- on debt securities	3,908	(3,627)
-- on equity shares	80	(1,937)
- fair value changes transferred
from/(to) income statement:
-- on impairment	4	555
-- on hedged items	81	(496)
-- on disposal	(9)	(563)
- share of changes in equity of associates
-- fair value changes	(26)	(63)
- deferred taxes	(472)	417
Cash flow hedging reserve:
- fair value changes taken to equity	407	870
- fair value changes transferred to
income statement	(864)	(376)
- deferred taxes	69	(76)
Defined benefit plans:
- actuarial gains/(losses) on defined
benefit plans	1,877	(3,016)
- deferred taxes	(309)	497
Exchange differences on translation of:
- financial statements of overseas
branches, subsidiaries and associates	3	622
- others	10	5
Effect of decrease in tax rate on
deferred tax balance at 1 January 2008	—	30
Other comprehensive income for the
year, net of tax	5,387	(7,011)
Total comprehensive income
for the year	18,608	7,088

Total comprehensive income
for the year attributable to
shareholders	18,608	7,088

Consolidated Statement of Financial Position

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Assets
Cash and balances with banks and
other financial institutions	22,086	24,822
Placings with and advances to banks and
other financial institutions	104,551	69,579
Trading assets	66,597	108,389
Financial assets designated at fair value	5,450	7,798
Derivative financial instruments	5,050	7,104
Advances to customers	344,621	329,121
Financial investments	241,502	181,159
Investments in associates	10,226	8,870
Investment properties	2,872	2,593
Premises, plant and equipment	7,178	7,090
Interest in leasehold land held for own use
under operating lease	536	551
Intangible assets	4,214	3,385
Other assets	11,069	11,506
Deferred tax assets	16	201
Total assets	825,968	762,168

LIABILITIES AND EQUITY

Liabilities
Current, savings and other deposit accounts	636,369	562,183
Deposits from banks	4,870	11,556
Trading liabilities	38,391	48,282
Financial liabilities designated at fair value	1,456	1,407
Derivative financial instruments	4,251	14,945
Certificates of deposit and other
debt securities in issue	1,826	2,772
Other liabilities	15,285	15,448
Liabilities to customers under insurance contracts	54,240	43,835
Current tax liabilities	52	94
Deferred tax liabilities	1,684	711
Subordinated liabilities	9,320	9,309
Total liabilities	767,744	710,542

Equity
Share capital	9,559	9,559
Retained profits	37,719	32,518
Other reserves	7,313	3,813
Proposed dividends	3,633	5,736
Shareholders’ funds	58,224	51,626
Total equity and liabilities	825,968	762,168

Consolidated Statement of Changes in Equity

	Year ended 31 December
	2009	2008
Figures in HK$m

Share capital
At beginning and end of year	9,559	9,559

Retained profits (including proposed dividends)
At beginning of year	38,254	38,609
Dividends to shareholders
- Dividends approved in respect of the previous year	(5,736)	(5,736)
- Dividends declared in respect of the current year	(6,309)	(6,309)
Transfer	345	121
Total comprehensive income for the year	14,798	11,569
	41,352	38,254

Other reserves
Premises revaluation reserve
At beginning of year	3,711	3,639
Transfer	(345)	(121)
Total comprehensive income for the year	628	193
	3,994	3,711

Availableforsale investment reserve
At beginning of year	(3,823)	1,892
Total comprehensive income for the year	3,566	(5,715)
	(257)	(3,823)

Cash flow hedging reserve
At beginning of year	562	144
Total comprehensive income for the year	(388)	418
	174	562

Foreign exchange reserve
At beginning of year	1,379	757
Total comprehensive income for the year	3	622
	1,382	1,379

	Year ended 31 December
	2009	2008
Figures in HK$m

Other reserve
At beginning of year	1,984	1,856
Cost of share-based payment arrangements	35	127
Total comprehensive income for the year	1	1
	2,020	1,984

Total equity
At beginning of year	51,626	56,456
Dividends to shareholders	(12,045)	(12,045)
Cost of share-based payment arrangements	35	127
Total comprehensive income for the year	18,608	7,088
	58,224	51,626

Consolidated Cash Flow Statement

	Year ended 31 December
Figures in HK$m	2009	2008

Net cash inflow/(outflow) from operating activities	65,815	(86,830)

Cash flows from investing activities

Dividends received from associates	380	287
Purchase of an interest in an associate	(3)	(909)
Purchase of available-for-sale investments	(49,642)	(79,103)
Purchase of held-to-maturity debt securities	(513)	(198)
Proceeds from sale or redemption of
available-for-sale investments	48,615	136,534
Proceeds from redemption of
held-to-maturity debt securities	182	123
Purchase of fixed assets and intangible assets	(312)	(666)
Proceeds from sale of fixed assets and assets held for sale	443	272
Interest received from available-for-sale investments	4,429	8,188
Dividends received from available-for-sale investments	13	80
Net cash inflow from investing activities	3,592	64,608

Cash flows from financing activities

Dividends paid	(12,045)	(12,045)
Interest paid for subordinated liabilities	(126)	(396)
Net cash outflow from financing activities	(12,171)	(12,441)
Increase/(decrease) in cash and cash equivalents	57,236	(34,663)

Cash and cash equivalents at 1 January	76,116	113,474
Effect of foreign exchange rate changes	3,407	(2,695)
Cash and cash equivalents at 31 December	136,759	76,116

Financial Review

Net interest income

Figures in HK$m	2009	2008

Net interest income/(expense) arising from:
- financial assets and liabilities that are not at fair value
through profit and loss	14,151	17,277
- trading assets and liabilities	(234)	(1,211)
- financial instruments designated at fair value	106	166
	14,023	16,232

Average interest-earning assets	736,953	688,252

Net interest spread	1.84%	2.15%
Net interest margin	1.90%	2.36%

Net interest income fell by HK$2,209 million, or 13.6 per cent, due mainly to the adverse impact of the low interest rate environment. While average interest-earning assets increased by HK$48.7 billion, or 7.1 per cent, funds were deployed into high quality but low yield liquid assets to reduce risk. Net interest income was also affected by the repricing of assets due to the decline in interest rates.

Net interest margin decreased by 46 basis points to 1.90 per cent compared with 2008. Net interest spread declined by 31 basis points to 1.84 per cent, attributable mainly to compressed deposit margins in the low interest rate environment which offered little room for the reduction of interest rates paid to customers. Treasury balance sheet management income was also affected by the repricing of assets as interest rates fell. Volume growth was noted in the average balance of mortgage lending, offsetting the effect of tighter spreads on mortgages in an intensely competitive market. The increase in the higher-yielding credit card business also helped support net interest income revenue streams. The group has grown its life insurance business and changed the mix of the assets held in the life insurance funds investment portfolio to held-to-maturity securities, increasing its contribution to interest income by 38.1 per cent compared with 2008.

The contribution from net free funds dropped by 15 basis points to 0.06 per cent as a consequence of the low interest rate environment.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as ‘Net trading income’. Income arising from financial instruments designated at fair value through profit and loss is reported as ‘Net income from financial instruments designated at fair value’ (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	2009	2008

Net interest income	14,137	17,233
Average interest-earning assets	670,321	664,750

Net interest spread	2.06%	2.34%
Net interest margin	2.11%	2.59%

Net fee income

Figures in HK$m	2009	2008

- Stockbroking and related services	1,566	1,359
- Retail investment funds	604	1,084
- Structured investment products	28	341
- Insurance	190	98
- Account services	291	282
- Private banking service fee	129	234
- Remittances	217	212
- Cards	1,413	1,304
- Credit facilities	135	132
- Trade services	379	409
- Other	238	249
Fee income	5,190	5,704
Fee expense	(869)	(735)
	4,321	4,969

Net fee income fell by HK$648 million, or 13.0 per cent, to HK$4,321 million, compared with 2008.

Although the economic environment began to improve in the second half of 2009, investor demand for retail investment funds and structured investment products remained weak, resulting in declines in income of 44.3 per cent and 91.8 per cent respectively. Income from stockbroking and related services registered encouraging growth of 15.2 per cent on the back of the 25.7 per cent increase in stock trading turnover – a significant outperformance of the Hong Kong stock market. Private banking services fee income fell, reflecting reduced customer appetite for trading and structured investment products.

Card services income was 8.4 per cent higher than in 2008 and was broadly in line with the growth in average card balances. The bank’s effective customer loyalty scheme and card utilisation promotions helped drive up Hang Seng card spending in 2009 to outperform the shrinking market. The increase in card income was also supported by year-on-year increases of 6.5 per cent in the number of cards in circulation and 9.1 per cent in cardholder spending.

Insurance fee income rose by 93.9 per cent, mainly contributed by strong sales of the HSBC Jade Global Universal Life product.

Compared with the first half of 2009, net fee income grew by HK$469 million, or 24.4 per cent, in the second half, partly reflecting increased demand for wealth management products coupled with renewed activity in the stock market. Higher income was recorded from retail investment funds with the timely launch of a China Index-linked fund and a global high-yield bond fund. Income from stockbroking and related services benefitted from the rebound in the stock market and increased IPO activity. Income from card services, private banking and trade services also registered solid growth in the second half of 2009 as compared to the first half.

Trading income

Figures in HK$m	2009	2008

Trading income:
- foreign exchange	1,792	1,384
- securities, derivatives and other trading activities	131	71
	1,923	1,455

Trading income rose significantly by HK$468 million, or 32.2 per cent, to HK$1,923 million. Foreign exchange income increased by 29.5 per cent, mainly due to the combined effect of the favourable increase in net interest income from funding swapsW and the reduction in exchange losses on Hang Seng China’s US dollar capital funds upon revaluation against the renminbi. Normal foreign exchange trading, however, fell by 14.2 per cent.

Income from securities, derivatives and other trading activities increased by HK$60 million, or 84.5 per cent. This was the net result of the improvement in securities trading activities and the decreased customer appetite for equity-linked structured products.

WTreasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency (‘original currency’) into another currency (‘swap currency’) at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Net loss from financial instruments designated at fair value

Figures in HK$m	2009	2008

Net loss on assets designated at fair value
which back insurance and investment contracts	(54)	(1,045)

Net change in fair value of other financial instruments
designated at fair value	(21)	14
	(75)	(1,031)

Net loss from financial instruments designated at fair value improved by HK$956 million, or 92.7 per cent, to HK$75 million, when compared with 2008, reflecting the improved financial markets in 2009 and the switching of the equity component of the investment assets of the life insurance funds investment portfolio for high-quality debt securities in the second half of 2008.

Other operating income

Figures in HK$m	2009	2008

Rental income from investment properties	149	138
Movement in present value of in-force long-term
insurance business	760	382
Other	180	181
	1,089	701

Analysis of income from wealth management business

Figures in HK$m	2009	2008

Investment income:
- retail investment funds	604	1,084
- structured investment productsW	473	882
- private banking service feeWW	158	248
- stockbroking and related services	1,566	1,359
- margin trading and others	141	119
	2,942	3,692
Insurance income:
- life insurance	2,070	1,383
- general insurance and others	337	314
	2,407	1,697
Total	5,349	5,389

W  Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

WWIncome from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

Wealth management business income was broadly in line with 2008, falling by HK$40 million, or 0.7 per cent. The investment climate in 2009 remained weak, although there was an upturn in demand for wealth management products during the second half of the year. To cater for changing customer demands in uncertain financial markets, the group rapidly shifted its focus to personal insurance protection and lower-risk investment products. This resulted in an encouraging growth of 41.8 per cent in insurance income which partly offset the 20.3 per cent decline in investment income.

Income from retail investment funds and structured products was adversely affected by the unfavourable investment climate and equity markets volatility that took hold in the second half of 2008. However, as economic conditions stabilised during 2009, effective actions to support improving investor sentiment led to a solid increase in investment income in the second half of the year compared with the first half. The bank capitalised on opportunities to promote yield-enhancing investment products in the context of the low interest rate environment. The launch of the Hang Seng China Index Linked Fund and Hang Seng Global Financial Sector Bond Fund boosted investment funds sales during the second half but this only partly offset the overall decline in demand for investment funds, with investment funds turnover and income 41.0 per cent and 44.3 per cent respectively for the year. Structured investment products income declined by 46.4 per cent.

Income from stockbroking and related services rose by 15.2 per cent on the back of the bank’s efforts to grow its market share to capitalise on the stock market rebound in the second half of 2009. The bank captured additional sales opportunities by offering professional and convenient trading services to customers via its new Securities Select Customer Trading Centre. These efforts helped increase year-on-year securities turnover by 25.7 per cent.

Private Banking service fee income was lower than in 2008, affected by the weak investment sentiment and lower volume of customer transactions. The bank expanded its business by strengthening its relationship management team, enhancing investment services support and implementing a variety of wealth management initiatives that will ensure it can take better advantage of medium and long-term business opportunities.

To meet customers’ increased focus on wealth preservation in the changing economic conditions, the group diversified its insurance product range and introduced new plans with improved protection propositions. In the intensely competitive operating environment, the group recorded an increase in renewal business but new business declined, with net earned life insurance premiums down by 6.9 per cent. With the bank having shifted the portfolio mix away from equities to debt securities in the second half of 2008, the investment returns improved from an investment loss of HK$1,065 million in 2008 to an investment gain of HK$17 million in 2009. Net interest income and fee income from the life insurance funds investment portfolio rose by 43.7 per cent, contributed by the growth in the life insurance funds investment portfolio and asset reallocation. The increase more than offset the rise in net insurance claims incurred and movement in policyholders’ liabilities.

General insurance income increased by 7.3 per cent to HK$337 million.

Figures in HK$m	2009	2008

Life insurance:
- net interest income and fee income	2,012	1,400
- investment returns on life insurance
funds	17	(1,065)
- net earned insurance premiums	11,193	12,023
- net insurance claims incurred and movement
in policyholders’ liabilitiesW	(11,912)	(11,357)
- movement in present value of in-force
long-term insurance business	760	382
	2,070	1,383
General insurance and others	337	314
Total	2,407	1,697

W Including premium and investment reserves

Loan impairment charges and other credit risk provisions

Figures in HK$m	2009	2008

Loan impairment charges:
- individually assessed	(310)	(925)
- collectively assessed	(502)	(476)
	(812)	(1,401)
Of which:
- new and additional	(1,104)	(1,505)
- releases	230	48
- recoveries	62	56
	(812)	(1,401)

Other credit risk provisions	—	(1,375)

Loan impairment charges and other
credit risk provisions	(812)	(2,776)

Loan impairment charges and other credit risk provisions fell by HK$1,964 million, or 70.7 per cent, to HK$812 million compared with a year earlier. With no impairment losses against available-for-sale securities, other credit risk provisions were down significantly when compared with 2008, which saw a HK$1,375 million write down of the carrying value of certain available-for-sale debt securities in the second half of the year.

Individually assessed provisions fell by HK$615 million due mainly to lower new and additional impairment charges and a higher net release on the accounts of certain corporate and commercial banking customers. The mortgage portfolio continued to be well secured with an average loan-to-value ratio below 40 per cent.

Collectively assessed provisions rose slightly by HK$26 million, reflecting a rise in credit card delinquencies against the backdrop of higher card spending and the uncertain economic environment. Impairment provisions for personal loan portfolios also increased modestly.

Operating expenses

Figures in HK$m	2009	2008

Employee compensation and benefits:
- salaries and other costs	2,714	2,817
- performance-related pay	377	462
- retirement benefit costs	287	173
	3,378	3,452
General and administrative expenses:
- rental expenses	445	423
- other premises and equipment	900	926
- marketing and advertising expenses	382	516
- other operating expenses	1,021	986
	2,748	2,851
Depreciation of business premises
and equipment	466	432
Amortisation of intangible assets	84	60
	6,676	6,795

Cost efficiency ratio	32.1%	29.2%

Staff numbersW by region	2009	2008

Hong Kong	7,834	8,256
Mainland	1,449	1,450
Others	59	58
Total	9,342	9,764

W Full-time equivalent

Operating expenses fell by HK$119 million, or 1.8 per cent, compared with 2008, reflecting lower staff-related expenses and the bank’s well-managed cost control in the difficult operating environment. Excluding mainland business, operating expenses fell by 2.0 per cent.

Employee compensation and benefits decreased by HK$74 million, or 2.1 per cent. Salaries and other costs decreased by 3.7 per cent, reflecting the decline in average headcount and other staff-related costs. Performance-related pay expenses dropped by 18.4 per cent. Retirement benefit costs increased, due mainly to a reduction in the expected investment return for 2009. General and administrative expenses decreased by 3.6 per cent, with close cost management in marketing and advertising partly offset by rising rental expenses. Depreciation charges rose by 7.9 per cent, reflecting the acquisition of equipment, fixtures and fittings for the bank’s Kowloon Bay office and head office in Central.

At 31 December 2009, the group’s number of full-time equivalent staff was down by 422 compared with the end of 2008 – with the reduction mainly at the group’s Hong Kong operations. The number of staff was closely monitored and headcount in Hong Kong was gradually reduced through natural attrition. Headcount for the bank’s mainland operations remained stable.

The cost efficiency ratio for 2009 was 32.1 per cent, compared with 29.2 per cent for 2008, with the increase in the ratio due primarily to the reduction in net operating income before impairment charges and other credit risk provisions.

Gains less losses from financial investments and fixed assets

Figures in HK$m	2009	2008

Net gains from disposal of
available-for-sale equity securities	161	646
Net losses from disposal of
available-for-sale debt securities	(152)	(83)
Impairment of available-for-sale equity securities	(4)	(284)
Gains less losses on disposal of assets held for sale	187	—
Gains less losses on disposal of fixed assets	(6)	(12)
	186	267

Gains less losses from financial investments and fixed assets fell by HK$81 million, or 30.3 per cent, compared with a year earlier. As the group disposed of most of its equity holdings in 2008, net gains from the disposal of available-for-sale equity securities decreased by HK$485 million, or 75.1 per cent and impairment charges for certain available-for-sale equity securities amounted to HK$4 million compared with charges of HK$284 million in 2008. The net gain on the disposal of assets held for sale increased by HK$187 million, due mainly to a gain on the disposal of a property.

Tax expense

Taxation in the consolidated income statement represents:

Figures in HK$m	2009	2008

Current tax – provision for Hong Kong profits tax
Tax for the year	1,844	2,167
Adjustment in respect of prior year	(3)	(350)

Current tax – taxation outside Hong Kong
Tax for the year	50	(21)

Deferred tax
Origination and reversal of temporary differences	365	31
Effect of decrease in tax rate
on deferred tax balances at 1 January	–	(48)

Total tax expense	2,256	1,779

The current tax provision is based on the estimated assessable profit for 2009, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 16.5 per cent (same as in 2008). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Earnings per share

The calculation of earnings per share in 2009 is based on earnings of HK$13,221 million (HK$14,099 million in 2008) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2008).

Dividends per share

		2009		2008
	HK$	HK$m	HK$	HK$m
	per share		per share

First interim	1.10	2,103	1.10	2,103
Second interim	1.10	2,103	1.10	2,103
Third interim	1.10	2,103	1.10	2,103
Fourth interim	1.90	3,633	3.00	5,736
	5.20	9,942	6.30	12,045

Segmental analysis

The group’s business comprises five customer groups. On first-time adoption of HKFRS 8 ‘Operating segments’ and in a manner consistent with the way in which information is reported internally for the purposes of resource allocation and performance assessment, the group has identified the following five reportable segments:

•
Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers.

•	Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services.
•	Corporate Banking handles relationships with large corporate and institutional customers.
•
Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities.

•	‘Other’ mainly represents management of shareholders’ funds and investments in premises, investment properties and equity shares.

(a) Segment result

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rates for usage of premises are reflected in other operating income for the ‘Other’ customer group and total operating expenses for the respective customer groups.

Profit before tax contributed by the customer groups in 2009 compared with 2008 is set out in the table below. More customer group analysis and discussions are set out in the ‘Customer group performance’ section on page 15.

Figures in HK$m	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Total reportable segments

Year ended 31 December 2009

Profit before tax	7,258	2,637	915	3,393	1,274	15,477
Share of profit before tax	46.9%	17.0%	5.9%	21.9%	8.3%	100.0%

Year ended 31 December 2008

Profit before tax	8,410	2,470	645	2,279	2,074	15,878
Share of profit before tax	52.9%	15.6%	4.1%	14.4%	13.0%	100.0%

(b)           Geographic information

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	Hong Kong	Americas	Mainland and other	Total

Year ended 31 December 2009

Income and expense
Total operating income	30,923	885	1,008	32,816
Profit before tax	12,902	799	1,776	15,477

At 31 December 2009

Total assets	705,467	63,808	56,693	825,968
Total liabilities	733,842	1,109	32,793	767,744
Interest in associates	916	–	9,310	10,226
Non-current assetsW	13,947	–	317	14,264

Year ended 31 December 2008

Income and expense
Total operating income	31,381	2,378	1,000	34,759
Profit before tax	12,834	1,771	1,273	15,878

At 31 December 2008

Total assets	656,411	55,365	50,392	762,168
Total liabilities	680,296	1,238	29,008	710,542
Interest in associates	883	–	7,987	8,870
Non-current assetsW	12,722	–	346	13,068

WNon-current assets consist of properties, plant and equipment, goodwill and other intangible assets.

Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining period at the end of the reporting period to the contractual maturity date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as ‘Trading’.

Figures in HK$m	Repayable on demand	One month or less but not on demand	One month to three months	Three months to one year	One year to five years	Over five years	Trading	No contractual maturity	Total

Assets
Cash and balances with banks and other financial institutions	22,086	–	–	–	–	–	–	–	22,086
Placings with and advances to banks and other financial institutions	4,352	72,226	25,557	2,416	–	–	–	–	104,551
Trading assets	–	–	–	–	–	–	66,597	–	66,597
Financial assets designated at fair value	–	–	20	646	4,201	58	–	525	5,450
Derivative financial instruments	–	7	34	232	118	–	4,659	–	5,050
Advances to customers	9,254	22,927	25,005	51,673	121,394	114,368	–	–	344,621
Financial investments	–	18,081	16,708	49,955	129,898	26,051	–	809	241,502
Investments in associates	–	–	–	–	–	–	–	10,226	10,226
Investment properties	–	–	–	–	–	–	–	2,872	2,872
Premises, plant and equipment	–	–	–	–	–	–	–	7,178	7,178
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	–	–	536	536
Intangible assets	–	–	–	–	–	–	–	4,214	4,214
Other assets	4,558	2,682	1,838	1,511	126	14	–	340	11,069
Deferred tax assets	–	–	–	–	–	–	–	16	16
At 31 December 2009	40,250	115,923	69,162	106,433	255,737	140,491	71,256	26,716	825,968

Liabilities
Current, savings and other deposit accounts	494,026	81,129	38,108	22,427	679	–	–	–	636,369
Deposits from banks	2,964	1,737	28	25	116	–	–	–	4,870
Trading liabilities	–	–	–	–	–	–	38,391	–	38,391
Financial liabilities designated at fair value	3	–	–	1,000	–	–	–	453	1,456
Derivative financial instruments	–	–	6	21	630	13	3,581	–	4,251
Certificate of deposit and other debt securities in issue	–	159	171	1,177	319	–	–	–	1,826
Other liabilities	6,044	3,158	1,955	1,452	150	116		2,410	15,285
Liabilities to customers under insurance contracts	–	–	–	–	–	–	–	54,240	54,240
Current tax liabilities	–	–	–	52	–	–	–	–	52
Deferred tax liabilities	–	–	–	–	–	–	–	1,684	1,684
Subordinated liabilities	–	–	–	3,516	5,804	–	–	–	9,320
At 31 December 2009	503,037	86,183	40,268	29,670	7,698	129	41,972	58,787	767,744

Figures in HK$m	Repayable on demand	One month or less but not on demand	One month to three months	Three months to one year	One year to five years	Over five years	Trading	No contractual maturity	Total

Assets
Cash and balances with banks and other financial institutions	24,822	–	–	–	–	–	–	–	24,822
Placings with and advances to banks and other financial institutions	6,440	40,585	15,934	6,620	–	–	–	–	69,579
Trading assets	–	–	–	–	–	–	108,389	–	108,389
Financial assets designated at fair value	–	35	91	1,052	6,004	230	–	386	7,798
Derivative financial
Derivative financial instruments	–	129	252	744	285	–	5,694	–	7,104
Advances to customers	19,056	14,830	22,376	47,777	121,586	103,496	–	–	329,121
Financial investments	5	9,921	15,718	28,041	101,512	25,379	–	583	181,159
Investments in associates	–	–	–	–	–	–	–	8,870	8,870
Investment properties	–	–	–	–	–	–	–	2,593	2,593
Premises, plant and equipment	–	–	–	–	–	–	–	7,090	7,090
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	–	–	551	551
Intangible assets	–	–	–	–	–	–	–	3,385	3,385
Other assets	4,224	1,781	1,636	3,570	51	8	–	236	11,506
Deferred tax assets	–	–	–	–	–	–	–	201	201
At 31 December 2008	54,547	67,281	56,007	87,804	229,438	129,113	114,083	23,895	762,168

Liabilities
Current, savings and other deposit accounts	358,976	128,083	60,146	13,916	777	285	–	–	562,183
Deposits from banks	5,712	4,274	1,279	291	–	–	–	–	11,556
Trading liabilities	–	–	–	–	–	–	48,282	–	48,282
Financial liabilities designated at fair value	3	–	–	–	998	–	–	406	1,407
Derivative financial instruments	–	1	–	5	304	259	14,376	–	14,945
Certificate of deposit and other debt securities in issue	–	295	–	1,082	1,395	–	–	–	2,772
Other liabilities	4,657	2,154	1,225	2,996	69	116	–	4,231	15,448
Liabilities to customers under insurance contracts	–	–	–	–	–	–	–	43,835	43,835
Current tax liabilities	–	1	–	93	–	–	–	–	94
Deferred tax liabilities	–	–	–	–	–	–	–	711	711
Subordinated liabilities	–	–	–	–	9,309	–	–	–	9,309
At 31 December 2008	369,348	134,808	62,650	18,383	12,852	660	62,658	49,183	710,542

Cash and balances with banks and other financial institutions

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Cash in hand	4,299	3,696
Balances with central banks	3,397	2,426
Balances with banks and other financial institutions	14,390	18,700
	22,086	24,822

Placings with and advances to banks and other financial institutions

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Placings with and advances to banks and
other financial institutions maturing within one month	76,579	47,025
Placings with and advances to banks and
other financial institutions maturing after one month	27,972	22,554
	104,551	69,579

Trading assets

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Treasury bills	62,028	103,621
Other debt securities	4,562	4,750
Debt securities	66,590	108,371
Equity shares	6	–
Total trading securities	66,596	108,371
OtherW	1	18
Total trading assets	66,597	108,389

Debt securities:
- listed in Hong Kong	2,712	3,631
- listed outside Hong Kong	157	269
	2,869	3,900
- unlisted	63,721	104,471
	66,590	108,371
Equity shares:
- listed in Hong Kong	6	–

Total trading securities	66,596	108,371

Debt securities:
Issued by public bodies:
- central governments and central banks	65,817	107,428
- other public sector entities	369	378
	66,186	107,806
Issued by other bodies:
- banks and other financial institutions	292	306
- corporate entities	112	259
	404	565
	66,590	108,371
Equity shares:
Issued by corporate entities	6	–
Total trading securities	66,596	108,371

WThis represents amount receivable from counterparties on trading transactions not yet settled.

Beginning in late 2008, the bank took action to preserve its liquidity and yield by deploying surplus funds from matured available-for-sale securities and short-term interbank placements to high-quality trading debt securities. These trading securities are mostly in the form of treasury bills with short tenors issued by governments. During 2009, as the financial sector and credit environment began to stabilise, Treasury redeployed surplus funds generated upon the maturing of trading assets into interbank placements and available-for-sale debt securities to achieve yield enhancement while prudently managing risk. As a result, trading securities declined by HK$41,775 million, or 38.5 per cent, to HK$66,596 million when compared with 2008 year-end.

Financial assets designated at fair value

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Certificates of deposit	129	163
Other debt securities	4,798	7,273
Debt securities	4,927	7,436
Equity shares	523	362
	5,450	7,798

Debt securities:
- listed in Hong Kong	3	834
- listed outside Hong Kong	194	1,004
	197	1,838
- unlisted	4,730	5,598
	4,927	7,436
Equity shares:
- listed in Hong Kong	21	26
- listed outside Hong Kong	69	57
	90	83
- unlisted	433	279
	523	362

	5,450	7,798

Debt securities:
Issued by public bodies:
- central governments and central banks	154	924
- other public sector entities	168	564
	322	1,488
Issued by other bodies:
- banks and other financial institutions	4,464	5,317
- corporate entities	141	631
	4,605	5,948
	4,927	7,436
Equity shares:
Issued by corporate entities	523	362
	5,450	7,798

Advances to customers

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Gross advances to customers	346,586	331,164
Less:
Loan impairment allowances:
- individually assessed	(1,151)	(1,241)
- collectively assessed	(814)	(802)
	344,621	329,121

Included in advances to customers are:
- Trade bills	2,802	2,899
- Less: loan impairment allowances	(42)	(30)
	2,760	2,869

Loan impairment allowances against advances to customers

Figures in HK$m	Individually assessed	Collectively assessed	Total

At 1 January 2009	1,241	802	2,043
Amounts written off	(394)	(526)	(920)
Recoveries of advances
written off in previous years	24	38	62
New impairment allowances
charged to income statement	564	540	1,104
Impairment allowances released
to income statement	(254)	(38)	(292)
Unwinding of discount of loan
impairment allowances
recognised as ‘interest income’	(30)	(2)	(32)
At 31 December 2009	1,151	814	1,965

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 31 December	At 31 December
	2009	2008
	%	%

Loan impairment allowances:
- individually assessed	0.33	0.37
- collectively assessed	0.23	0.24
Total loan impairment allowances	0.56	0.61

Total loan impairment allowances as a percentage of gross advances to customers was 0.56 per cent at 31 December 2009 compared with 0.61 per cent at 2008 year-end. Individually assessed allowances as a percentage of gross advances fell by 0.04 percentage points to 0.33 per cent, reflecting the net release on certain corporate and commercial banking customer accounts during the year.

Impaired advances and allowances

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Gross impaired advances	2,508	3,404
Individually assessed allowances	(1,151)	(1,241)
	1,357	2,163

Individually assessed allowances
as a percentage of
gross impaired advances	45.9%	36.5%

Gross impaired advances
as a percentage of
gross advances to customers	0.7%	1.0%

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired advances fell by HK$896 million, or 26.3 per cent, to HK$2,508 million compared with the end of 2008, due mainly to the write-off of irrecoverable balances against impairment allowances and customer repayments offsetting the downgrade of certain commercial banking customers. Gross impaired advances as a percentage of gross advances to customers was 0.7 per cent, compared with 1.0 per cent at the end of 2008.

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Gross individually assessed
impaired advances	2,434	3,297
Individually assessed allowances	(1,151)	(1,241)
	1,283	2,056

Gross individually assessed
impaired advances
as a percentage of
gross advances to customers	0.7%	1.0%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired advances to customers	1,024	1,502

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross advances, only the amount of collateral up to the gross advance is included.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 31 December		At 31 December
		2009		2008
	HK$m	%	HK$m	%

Gross advances to customers
which have been overdue
with respect to either principal
or interest for periods of:
- more than three months but
not more than six months	241	0.1	340	0.1
- more than six months but
not more than one year	353	0.1	419	0.1
- more than one year	864	0.2	311	0.1
	1,458	0.4	1,070	0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances rose by 36.3 per cent to HK$1,458 million at 31 December 2009. Overdue advances as a percentage of gross advances to customers stood at 0.4 per cent – up 0.1 percentage point compared with the end of 2008.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 31 December		At 31 December
		2009		2008
	HK$m	%	HK$m	%

Rescheduled advances to customers	703	0.2	281	0.1

Rescheduled advances are those advances that have been rescheduled or renegotiated for reasons related to the borrower’s financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances (page 49).

Rescheduled advances increased by HK$422 million, or 150.2 per cent, to HK$703 million at 31 December 2009, representing 0.2 per cent of gross advances to customers. The increase was mainly due to the debt restructuring of certain commercial banking and corporate customers.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty. At 31 December 2009, about 90 per cent (about 90 per cent at 31 December 2008) of the group’s advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong. There was no geographical segment other than Hong Kong to which the bank’s advances to customers is not less than 10 per cent of the total loans and advances.

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:

Figures in HK$m	At 31 December 2009	At 31 December 2008

Gross advances to customers for use in Hong Kong

Industrial, commercial and financial sectors
Property development	23,618	25,314
Property investment	75,264	66,179
Financial concerns	2,720	3,146
Stockbrokers	480	526
Wholesale and retail trade	7,812	6,183
Manufacturing	12,080	12,828
Transport and transport equipment	6,503	8,400
Recreational activities	37	26
Information technology	1,247	1,075
Other	24,405	21,553
	154,166	145,230
Individuals
Advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	14,647	16,739
Advances for the purchase of other residential properties	96,651	89,669
Credit card advances	13,818	12,841
Other	11,961	11,892
	137,077	131,141
Total gross advances for use in Hong Kong	291,243	276,371
Trade finance	19,215	19,039
Gross advances for use outside Hong Kong	36,128	35,754
Gross advances to customers	346,586	331,164

At 31 December 2009, gross advances to customers were up HK$15.4 billion, or 4.7 per cent, at HK$346.6 billion compared with the previous year-end.

Loans for use in Hong Kong increased by HK$14.9 billion, or 5.4 per cent. New financing for corporate customers was active, reflecting strong growth in property investment lending in line with the buoyant property market. Following the Hong Kong Government’s launch of two government-guaranteed lending schemes – the SME Loan Guarantee Scheme (‘SGS’) and the Special Loan Guarantee Scheme (‘SpGS’) – to facilitate financial institutions in supporting SMEs in challenging credit conditions, the bank has actively promoted these schemes to its existing clientele and potential new customers. This boosted lending to the wholesale and retail trade sector. The decline in lending to manufacturing sector was mainly due to a large loan repayment during the year. Growth in lending to the ‘Other’ sector was due to the increase in new financing to certain large corporate customers.

Lending to individuals increased slightly by HK$5.9 billion, or 4.5 per cent. Excluding the fall in Government Home Ownership Scheme (‘GHOS’) mortgages, lending to individuals grew by 7.0 per cent. Despite intense competition, the bank was able to sustain a leading position in the mortgage market by offering comprehensive mortgage consultancy and e-mortgage services to capitalise on new business opportunities in the booming property market and the low interest rate environment. Riding on this momentum, residential mortgage lending to individuals grew by a remarkable 7.8 per cent. Sustained strong customer spending saw card advances increase by 7.6 per cent. The bank gained market share during the year, supported by a 6.5 per cent rise in the number of cards in issue and a 9.1 per cent increase in cardholder spending. Loans to other individuals remained broadly the same as in 2008.

Despite the contraction in global trade activity, trade finance was able to achieve modest growth against 2008 year-end, reflecting the bank’s success in broadening its range of product and service offerings for SME customers in Hong Kong, the Mainland and Macau.

Loans for use outside Hong Kong grew by 1.0 per cent. This was due largely to the 5.2 per cent expansion in the mainland loan portfolio, which had reached HK$28.3 billion at 31 December 2009. In the uncertain credit environment, the group took a prudent approach in extending its lending business on the Mainland.

Financial investments

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Available-for-sale at fair value:
- debt securities	192,486	144,520
- equity shares	347	434
Held-to-maturity debt securities at amortised cost	48,669	36,205
	241,502	181,159

Fair value of held-to-maturity debt securities	49,805	39,315

Treasury bills	53,973	9,927
Certificates of deposit	7,665	12,871
Other debt securities	179,517	157,927
Debt securities	241,155	180,725
Equity shares	347	434
	241,502	181,159
Debt securities:
- listed in Hong Kong	7,607	5,604
- listed outside Hong Kong	66,618	67,018
	74,225	72,622
- unlisted	166,930	108,103
	241,155	180,725
Equity shares:
- listed in Hong Kong	60	37
- listed outside Hong Kong	85	68
	145	105
- unlisted	202	329
	347	434
	241,502	181,159

Fair value of listed financial investments	74,493	73,048

Debt securities:
Issued by public bodies:
- central governments and central banks	64,776	16,643
- other public sector entities	25,065	4,353
	89,841	20,996
Issued by other bodies:
- banks and other financial institutions	133,312	144,167
- corporate entities	18,002	15,562
	151,314	159,729
	241,155	180,725
Equity shares:
Issued by corporate entities	347	434
	241,502	181,159

Debt securities by rating agency designation
	At 31 December	At 31 December
Figures in HK$m	2009	2008

AAA	74,339	40,775
AA- to AA+	98,811	71,511
A- to A+	58,749	56,296
B+ to BBB+	5,094	7,572
B and lower	–	160
Unrated	4,162	4,411
	241,155	180,725

Financial investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time.

Available-for-sale investments may be sold in response to needs for liquidity or changes in the market environment, and are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves. Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Financial investments rose by HK$60.3 billion, or 33.3 per cent, compared with the end of 2008. Investments were primarily in high-quality debt securities or debt securities guaranteed by governments, reflecting the bank’s strategy to identify quality investment opportunities that enable it to optimise returns while prudently managing risk. At 31 December 2009, 98.3 per cent of the group’s holdings of debt securities were assigned with investment grade ratings by rating agencies. The unrated debt securities were issued by subsidiaries of investment-grade banks and are guaranteed by their corresponding holding companies. These notes rank pari passu with all of the respective guarantor’s other senior debt obligations. The group did not hold any investments in structured investment vehicles or any sub-prime related assets such as collateralised debt obligations, mortgage-backed securities and other asset-backed securities.

Amounts due from/to immediate holding company and fellow subsidiary companies

The amounts due from/to the bank’s immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated statement of financial position are as follows:

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Amounts due from:
Cash and balances with banks and
other financial institutions	2,253	7,032
Placings with and advances to banks
and other financial institutions	10,841	10,899
Financial assets designated at fair value	3,346	3,545
Derivative financial instruments	383	635
Financial investments	412	692
Other assets	65	226
	17,300	23,029

Amounts due to:
Customer accounts	1,653	177
Deposits from banks	1,313	5,478
Derivative financial instruments	1,314	7,425
Subordinated liabilities	2,017	2,015
Other liabilities	330	274
	6,627	15,369

Investments in associates

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Share of net assets	9,691	8,314
Intangibles	106	157
Goodwill	429	399
	10,226	8,870

Investments in associates increased by HK$1,356 million, mainly due to the increase in the bank’s share of net assets of Industrial Bank Co., Ltd as well as its investment in Yantai Bank Co., Ltd.

Intangible assets

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Present value of in-force long-term
insurance business	3,466	2,707
Internally developed software	385	321
Acquired software	34	28
Goodwill	329	329
	4,214	3,385

 Other assets

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Items in the course of collection
from other banks	4,343	4,028
Prepayments and accrued income	1,835	2,711
Assets held for sale
- Repossessed assets	47	136
- Other assets held for sale	–	16
Acceptances and endorsements	3,584	3,090
Retirement benefit assets	86	30
Other accounts	1,174	1,495
	11,069	11,506

 Current, savings and other deposit accounts

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Current, savings and other deposit accounts:
- as stated in consolidated statement of
financial position	636,369	562,183
- structured deposits reported as
trading liabilities	22,212	29,785
	658,581	591,968
By type:
- demand and current accounts	53,450	36,321
- savings accounts	437,440	294,556
- time and other deposits	167,691	261,091
	658,581	591,968

Certificates of deposit and other debt securities in issue

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated statement of
financial position	1,826	2,772
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	3,247	9,716
	5,073	12,488

By type:
- certificates of deposit in issue	2,304	6,633
- other debt securities in issue	2,769	5,855
	5,073	12,488

Customer deposits and certificates of deposit and other debt securities in issue stood at HK$663.7 billion at 31 December 2009, a rise of 9.8 per cent over the end of 2008. Higher growth was recorded in savings and current account balances, reflecting customer preference for liquidity in the prevailing low interest rate. Structured deposits and other structured certificates of deposits and other debt securities in issue fell, due primarily to reduced demand for such products in the uncertain investment environment. Deposits with Hang Seng (China) Limited rose significantly by 35.9 per cent.

Trading liabilities

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Structured certificates of deposit and
other debt securities in issue	3,247	9,716
Structured deposits	22,212	29,785
Short positions in securities and other	12,932	8,781
	38,391	48,282

Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which is managed in the trading book.

Other liabilities

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Items in the course of transmission
to other banks	6,304	4,583
Accruals	2,039	2,924
Acceptances and endorsements	3,584	3,090
Retirement benefit liabilities	1,712	3,532
Other	1,646	1,319
	15,285	15,448

Subordinated liabilities

		At 31 December	At 31 December
Figures in HK$m		2009	2008

Nominal value	Description

Amount owed to third parties

HK$1,500 million	Callable floating rate
	subordinated notes due June 2015	1,499	1,498

HK$1,000 million	4.125 per cent callable fixed rate
	subordinated notes due June 2015	1,003	994

US$450 million	Callable floating rate
	subordinated notes
	due July 2016	3,483	3,478

US$300 million	Callable floating rate
	subordinated notes
	due July 2017	2,321	2,318

Amount owed to HSBC Group undertakings

US$260 million	Callable floating rate
	subordinated loan debt
	due December 2015	2,017	2,015
		10,323	10,303

Representing:
- measured at amortised cost		9,320	9,309
- designated at fair value		1,003	994
		10,323	10,303

There was no subordinated debt issued during 2009. The outstanding subordinated notes, which qualify as supplementary capital, serve to help the bank maintain a more balanced capital structure and support business growth.

Shareholders’ funds

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Share capital	9,559	9,559
Retained profits	37,719	32,518
Premises revaluation reserve	3,994	3,711
Cash flow hedges reserve	174	562
Available-for-sale investments reserve
- on debt securities	(496)	(4,137)
- on equity securities	239	314
Capital redemption reserve	99	99
Other reserves	3,303	3,264
Total reserves	45,032	36,331
	54,591	45,890
Proposed dividends	3,633	5,736
Shareholders’ funds	58,224	51,626

Return on average shareholders’ funds	24.6%	26.0%

Shareholders’ funds (excluding proposed dividends) grew by HK$8,701 million, or 19.0 per cent, to reach HK$54,591 million at 31 December 2009. Retained profits rose by HK$5,201 million, mainly reflecting the growth in 2009 profit after the appropriation of interim dividends and the increase in actuarial gains on the defined benefit scheme. Against the backdrop of the rebound in the property market during the year, the premises revaluation reserve increased by HK$283 million compared with 2008.

In accordance with accounting standards, available-for-sale debt and equity securities should be measured at fair value. The carrying amounts of the various debt and equity securities are reviewed at the end of the reporting period to determine whether there is any objective evidence of impairment. If evidence exists, the relevant carrying amount is reduced to the estimated recoverable amount by means of an impairment charge to the income statement.

The available-for-sale investments reserve for debt securities showed a deficit of HK$496 million compared with a deficit of HK$4,137 million at 2008 year-end, reflecting the improvement and stabilisation in global credit markets and the disposal of high-risk assets under the bank’s prudent risk management strategy. The group assessed that there were no impaired debt securities during the year, and accordingly, no impairment loss has been recognised.

The return on average shareholders’ funds was 24.6 per cent, compared with 26.0 per cent for 2008.

There was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank’s securities in 2009.

Capital resources management

Analysis of capital base and risk-weighted assets

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Capital base
Core capital:
- Share capital	9,559	9,559
- Retained profits	31,708	24,290
- Classified as regulatory reserve	(920)	(854)
- Less: deductible of core capital	(561)	(557)
- Less: 50 per cent of total
unconsolidated investments and
other deductions	(7,330)	(6,330)
- Total core capital	32,456	26,108

Supplementary capital:
- Fair value gains on the revaluation
of property	3,732	3,465
- Fair value gains on the revaluation
of available-for-sale investment and
equity	498	649
- Collective impairment allowances	81	78
- Regulatory reserve	101	94
- Surplus provision	–	101
- Term subordinated debt	10,354	10,357
- Less: 50 per cent of total
unconsolidated investments and
other deductions	(7,330)	(6,330)
- Total supplementary capital	7,436	8,414

Total capital base after deductions	39,892	34,522

Risk-weighted assets
- Credit risk	212,434	235,576
- Market risk	1,278	1,684
- Operational risk	39,017	38,104
	252,729	275,364

Capital adequacy ratio	15.8%	12.5%
Core capital ratio	12.8%	9.5%

Capital ratios at 31 December 2009 were compiled in accordance with the Banking (Capital) Rules (‘the Capital Rules’) issued by the Hong Kong Monetary Authority (‘HKMA’) under section 98A of the Hong Kong Banking Ordinance for the implementation of Basel II, which came into effect on 1 January 2007. Having obtained approval from the HKMA to adopt the ‘advanced internal ratings-based approach’ (‘AIRB’) to calculate the risk-weighted assets for credit risk from 1 January 2009, the bank used the AIRB approach to calculate its credit risk exposure at 31 December 2009. The standardised (operational risk) approach and internal models approach were used to calculate its operational risk and market risk respectively. The capital adequacy ratio and core capital ratio at 31 December 2008 were calculated using the ‘foundation internal ratings-based approach’ (‘FIRB’). On 31 December 2009, the capital adequacy ratio and core capital ratio were 15.8 per cent and 12.8 per cent, compared with 12.5 per cent and 9.5 per cent at the end of 2008. The strengthening of these ratios largely reflects profit growth after accounting for dividends during the year, the improvement in the available-for-sale debt securities reserve due to the narrowing of credit spreads and the change in calculation methodology.

The basis of consolidation for the calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are ‘regulated financial entities’ (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

To satisfy the provisions of the Hong Kong Banking Ordinance and regulatory requirements for prudential supervision purposes, the group has earmarked a regulatory reserve of HK$920 million (HK$854 million at 31 December 2008) from retained profits.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	2009	2008

The bank and its subsidiaries
designated by the HKMA	48.1%	46.4%

Reconciliation of cash flow statement

(a)	Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	2009	2008

Operating profit	13,324	13,725
Net interest income	(14,023)	(16,232)
Dividend income	(16)	(82)
Loan impairment charges and other
credit risk provisions	812	2,776
Impairment of available-for-sale equity securities	4	284
Depreciation	466	432
Amortisation of intangible assets	84	60
Amortisation of available-for-sale investments	76	(398)
Amortisation of held-to-maturity debt securities	1	1
Advances written off net of recoveries	(858)	(400)
Interest received	11,126	16,232
Interest paid	(1,478)	(9,249)
Operating profit before changes in working capital	9,518	7,149
Change in treasury bills and certificates of deposit
with original maturity more than three months	(41,353)	14,016
Change in placings with and advances to banks
maturing after one month	(5,418)	(2,895)
Change in trading assets	77,386	(100,363)
Change in financial assets designated at fair value	(2,549)	(276)
Change in derivative financial instruments	(8,640)	7,848
Change in advances to customers	(15,454)	(21,766)
Change in other assets	(1,070)	(3,474)
Change in financial liabilities designated at fair value	8	5
Change in current, savings and other deposit accounts	74,186	15,530
Change in deposits from banks	(6,566)	(8,300)
Change in trading liabilities	(9,891)	131)
Change in certificates of deposit and
other debt securities in issue	(946)	(2,913)
Change in other liabilities	4,048	7,150
Elimination of exchange differences
and other non-cash items	(5,523)	4,542)
Cash generated from/(used in) operating activities	67,736	(83,616)
Taxation paid	(1,921)	(3,214)
Net cash inflow/(outflow) from operating activities	65,815	(86,830)

(b)           Analysis of the balances of cash and cash equivalents

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Cash and balances with banks and
other financial institutions	22,086	24,822
Placings with and advances to banks and other
financial institutions maturing within one month	74,459	44,572
Treasury bills	40,214	6,722
	136,759	76,116

Contingent liabilities, commitments and derivatives

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 31 December 2009

Direct credit substitutes	3,121	2,987	1,785
Transaction-related contingencies	550	289	155
Trade-related contingencies	9,451	2,465	1,466
Forward asset purchases	36	36	36
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable W	29,069	16,447	7,720
- unconditionally cancellable	158,817	53,514	15,036
	201,044	75,738	26,198

Exchange rate contracts:
Spot and forward foreign exchange	334,133	5,573	689
Other exchange rate contracts	51,624	1,644	489
	385,757	7,217	1,178

Interest rate contracts:
Interest rate swaps	230,376	2,640	413
Other interest rate contracts	143	–	–
	230,519	2,640	413

Other derivative contracts	7,002	474	92

WThe contract amount for undrawn formal standby facilities, credit lines and other commitments to lend with an original maturity of ‘not more than one year’ and ‘more than one year’ were HK$13,371 million and HK$15,698 million respectively.

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 31 December 2008

Direct credit substitutes	4,174	4,174	2,132
Transaction-related contingencies	1,016	507	418
Trade-related contingencies	7,046	1,409	922
Forward asset purchases	59	59	59
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	23,708	15,992	6,389
- unconditionally cancellable	155,505	30,971	3,586
	191,508	53,112	13,506

Exchange rate contracts:
Spot and forward foreign exchange	500,166	7,364	1,872
Other exchange rate contracts	51,226	1,836	778
	551,392	9,200	2,650

Interest rate contracts:
Interest rate swaps	248,758	4,144	1,117
Other interest rate contracts	142	1	–
	248,900	4,145	1,117

Other derivative contracts	15,705	1,141	343

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purpose of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Banking (Capital) Rules issued by the HKMA, which came into effect on 1 January 2007.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivative financial instruments are held for trading, or financial instruments designated at fair value, or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 31 December 2009			At 31 December 2008
Figures in HK$m	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging

Contract amounts:
Interest rate contracts	163,354	1,160	66,554	161,519	1,797	85,942
Exchange rate contracts	473,989	89	–	655,777	–	–
Other derivative contracts	11,385	–	–	21,168	–	–
	648,728	1,249	66,554	838,464	1,797	85,942

Derivative assets:
Interest rate contracts	1,552	17	391	2,121	31	1,410
Exchange rate contracts	2,636	1	–	3,300	–	–
Other derivative contracts	453	–	–	242	–	–
	4,641	18	391	5,663	31	1,410

Derivative liabilities:
Interest rate contracts	1,623	13	670	2,249	30	569
Exchange rate contracts	938	–	–	5,717	–	–
Other derivative contracts	1,007	–	–	6,380	–	–
	3,568	13	670	14,346	30	569

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Additional information

1. Statutory accounts and accounting policies

The information in this news release does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2009 (‘2009 accounts’), which will be delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 1 March 2010.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank’s Annual Report which will be published on the websites of The Stock Exchange of Hong Kong Limited and the bank on the date of issue of this news release.

The 2009 accounts and this news release have been prepared on a basis consistent with the accounting policies adopted in the 2008 accounts except for the following:

On 1 January 2009, the group adopted the Amendments to HKFRS 7 ‘Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments’. The amendments introduce a three level fair value hierarchy, which reflects the availability of observable market inputs when estimating fair values and clarifies the quantitative disclosures about the liquidity risk associated with financial instruments. The adoption of the amendment has no effect on the results reported in the consolidated financial statements.

On 1 January 2009, the group adopted HKFRS 8 ‘Operating Segments’ (HKFRS 8), which replaced HKAS 14 ‘Segment Reporting’. HKFRS 8 requires segment information to be reported using the same measure reported to the chief operating decision-maker for the purpose of making decisions about allocating resources to the segment and assessing its performance. The group’s HKFRS 8 operating segments are determined to be customer group segments because the chief operating decision-maker uses customer group information in order to make decisions about allocating resources and assessing performance. The five operating segments, or customer groups, are: Personal Financial Services, Commercial Banking, Corporate Banking, Treasury and Other. Segment information provided to the chief operating decision maker is on an HKFRS basis.

On 1 January 2009, the group adopted revised HKAS 1 ‘Presentation of Financial Statements’ (HKAS 1). The revised standard aims to improve users’ ability to analyse and compare information given in financial statements. The adoption of the revised standard has no effect on the results reported in the group’s consolidated financial statements. It does, however, result in certain presentational changes in the group’s primary financial statements, including:

•	the presentation of all items of income and expenditure in two financial statements, the ‘Consolidated Income Statement’ and ‘Consolidated Statement of Comprehensive Income’;
•	the presentation of the ‘Consolidated Statement of Changes in Equity’ as a financial statement, which replaces the ‘Reserves’ note on the financial statements; and
•	the adoption of revised title ‘Consolidated Statement of Financial Position’ for the ‘Consolidated Balance Sheet’.

The group also adopted a number of insignificant amendments to standards and interpretations. These are described under note 7 of the 2009 Annual Report and Accounts.

2. Comparative figures

As a result of the application of HKAS 1 (revised 2007), Presentation of financial statements, certain comparative figures have been adjusted to conform with the current year’s presentation and to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in the additional information above and note 5 of the 2009 Annual Report.

3. Property revaluation

The group’s premises and investment properties were revalued at 30 November 2009 and updated for any material changes at 31 December 2009 by DTZ Debenham Tie Leung Limited. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The net revaluation surplus for group premises amounted to HK$669 million of which HK$700 million was credited to premises revaluation reserve and HK$31 million was charged to the income statement. Revaluation gains of HK$250 million on investment properties were recognised through the income statement. The related deferred tax provisions for group premises and investment properties were HK$109 million and HK$41 million respectively.

The revaluation exercise also covered business premises/investment properties reclassified as properties held for sale. In accordance with HKFRS 5, there was no revaluation gain/loss recognised through the income statement.

4. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. Net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. At 31 December 2009, the US dollar (US$) was the currency in which the group had non-structural foreign currency positions that were not less than 10 per cent of the total net position in all foreign currencies. The group also had a Chinese renminbi (RMB) structural foreign currency position, which was not less than 10 per cent of the total net structural position in all foreign currencies.

	At 31 December		At 31 December
Figures in HK$m		2009		2008
	US$	RMB	US$	RMB
Non-structural position
Spot assets	214,379	41,638	240,624	37,665
Spot liabilities	(164,511)	(41,564)	(200,971)	(37,568)
Forward purchases	169,349	29,483	269,935	26,549
Forward sales	(219,453)	(29,603)	(303,047)	(27,082)
Net option position	(4)	–	(1)	–
Net (short)/long non-structural position	(240)	(46)	6,540	(436)

At 31 December 2009, the group’s major structural foreign currency positions were in US$ and RMB.

	At 31 December		At 31 December
		2009	2008
		% of		% of
		total net		total net
		structural		structural
	HK$m	position	HK$m	position
Structural positions
US dollar	285	1.9	285	2.0
Renminbi	14,550	96.2	13,343	96.5

5. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14 per cent-owned, subsidiary of HSBC Holdings plc.

6. Register of shareholders

The register of shareholders of the bank will be closed on Tuesday, 16 March 2010, during which no transfer of shares can be registered. In order to qualify for the fourth interim dividend for 2009, all transfers, accompanied by the relevant share certificates, must be lodged with the bank’s registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Monday, 15 March 2010. The fourth interim dividend will be payable on Wednesday, 31 March 2010 to shareholders whose names appear on the register of shareholders of the bank on Tuesday, 16 March 2010. Shares of the bank will be traded ex-dividend as from Friday, 12 March 2010.

7. Proposed timetable for 2010 quarterly dividends

	First	Second	Third	Fourth
	interim dividend	interim dividend	interim dividend	interim dividend

Announcement	4 May 2010	2 August 2010	1 November 2010	28 February 2011
Book close and
record date	19 May 2010	17 August 2010	16 November 2010	15 March 2011
Payment date	3 June 2010	1 September 2010	1 December 2010	30 March 2011

8. Code on Corporate Governance Practices

The bank is committed to high standards of corporate governance. The bank has followed the module on ‘Corporate Governance of Locally Incorporated Authorised Institutions’ under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority and has fully complied all the code provisions and most of the recommended best practices set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2009.

The Audit Committee of the bank has reviewed the results for the year ended 31 December 2009.

9. Board of Directors

At 1 March 2010, the Board of Directors of the bank comprises Dr Raymond K F Ch’ien* (Chairman), Mrs Margaret Leung (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Mr Alexander A Flockhart#, Mr Jenkin Hui*, Mr William W Leung,  Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Iain J Mackay#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang* and Mr Peter T S Wong#.

*	Independent non-executive Directors
#	Non-executive Directors

10. News release

Copies of this news release may be obtained from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from the bank’s website www.hangseng.com.

The 2009 Annual Report and Financial Statements, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of The Stock Exchange of Hong Kong Limited and the bank on the date of issue of this news release. Printed copies of the 2009 Annual Report will be sent to shareholders in late March 2010.

Media enquiries to:
Walter Cheung	Telephone: (852) 2198 4020
Michelle Chan	Telephone: (852) 2198 4236